Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the Third Quarter of 2024

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2024, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of November 6, 2024, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three and nine month periods ended September 30, 2024 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 70 to 74. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2023, the related annual MD&A included in the 2023 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

ARK	Agbarabo-Rhino-Kombokolo
BNL	Barrick Niugini Limited
CHRAGG	Commission on Human Rights and Good Governance
CIL	Carbon-in-leach
Commencement	Detailed Porgera Project Commencement
Agreement	Agreement between PNG and BNL
CTSF	Kibali Cyanide Tailings Storage Facility
DRC	Democratic Republic of Congo
ESIA	Environmental and Social Impact Assessment
G&A	General and administrative
GHG	Greenhouse Gas
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
KCD	Karagba, Chauffeur and Durba
Ktpa	Thousand tonnes per annum
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate

Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
PEA	Preliminary Economic Assessment
PFS	Prefeasibility Study
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RC	Reverse Circulation
RIL	Resin-in-leach
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
UNHRC	United Nations Human Rights Council
VAT	Value-Added Tax
WGC	World Gold Council
WTI	West Texas Intermediate
YTD	Year to date September 30

BARRICK THIRD QUARTER 2024	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “ramp-up”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “in progress”; “continue”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the fourth quarter of 2024 and ability to deliver within the range of its full year gold and copper guidance; potential impacts to our 2025 production at Pueblo Viejo, Turquoise Ridge and Carlin; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Donlin Gold, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM, Loulo-Gounkoto and Kibali, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production and production levels for Goldrush, Reko Diq and the Lumwana Super Pit; Barrick’s global exploration strategy and planned exploration activities, including our plans and anticipated timelines for commencement and completion of drilling at our existing exploration projects; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex, including ongoing discussions with the Government of Mali in respect of a global settlement of their ongoing disputes; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance matters, including climate change, GHG emissions reduction targets, safety performance and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of VAT refunds received in Chile in connection with the Pascua Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks

BARRICK THIRD QUARTER 2024	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2024	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“attributable EBITDA”
∎	“attributable EBITDA margin”
∎	“net leverage”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 46 to 62. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 63. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Net Leverage

Starting with our Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

Index

5 Overview

5 Financial and Operating Highlights
8 Key Business Developments
9 Sustainability
10 Outlook

12 Operating Performance

12 Nevada Gold Mines
13 Carlin
15 Cortez
17 Turquoise Ridge
19 Pueblo Viejo
21 Loulo-Gounkoto
23 Kibali
25 North Mara
27 Bulyanhulu
28 Other Mines - Gold
29 Lumwana
30 Other Mines - Copper

31 Growth Projects

33 Exploration and Mineral Resource Management

37 Review of Financial Results

37 Revenue
38 Production Costs
39 General and Administrative Expenses
39 Exploration, Evaluation and Project Expenses
40 Finance Costs, Net
40 Additional Statement of Income Items
40 Income Tax Expense

41 Financial Condition Review

41 Balance Sheet Review
41 Financial Position and Liquidity
42 Summary of Cash Inflow (Outflow)

44 Commitments and Contingencies

45 Review of Quarterly Results

45 Internal Control over Financial Reporting and Disclosure Controls and Procedures

46 IFRS Critical Accounting Policies and Accounting Estimates

46 Non-GAAP Financial Measures

63 Technical Information

63 Endnotes

70 Financial Statements

75 Notes to Consolidated Financial Statements

BARRICK THIRD QUARTER 2024	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Financial Results ($ millions)

Revenues	3,368	3,162	7%	2,862	18%	9,277	8,338	11%

Cost of sales	2,051	1,979	4%	1,915	7%	5,966	5,793	3%

Net earnings[a]	483	370	31%	368	31%	1,148	793	45%

Adjusted net earnings[b]	529	557	(5)%	418	27%	1,419	1,001	42%

Attributable EBITDA[b]	1,292	1,289	0%	1,071	21%	3,488	2,919	19%

Attributable EBITDA margin[b]	46%	48%	(4)%	45%	2%	45%	42%	7%

Minesite sustaining capital expenditures[b,c]	511	631	(19)%	529	(3)%	1,692	1,507	12%

Project capital expenditures[b,c]	221	176	26%	227	(3)%	562	691	(19)%

Total consolidated capital expenditures[c,d]	736	819	(10)%	768	(4)%	2,283	2,225	3%

Total attributable capital expenditures[e]	583	694	(16)%	589	(1)%	1,849	1,703	9%

Net cash provided by operating activities	1,180	1,159	2%	1,127	5%	3,099	2,735	13%

Net cash provided by operating activities margin[f]	35%	37%	(5)%	39%	(10)%	33%	33%	0%

Free cash flow[b]	444	340	31%	359	24%	816	510	60%

Net earnings per share (basic and diluted)	0.28	0.21	33%	0.21	33%	0.65	0.45	44%

Adjusted net earnings (basic)[b] per share	0.30	0.32	(6)%	0.24	25%	0.81	0.57	42%

Weighted average diluted common shares (millions of shares)	1,752	1,755	0%	1,755	0%	1,754	1,755	0%

Operating Results

Gold production (thousands of ounces)[g]	943	948	(1)%	1,039	(9)%	2,831	3,000	(6)%

Gold sold (thousands of ounces)[g]	967	956	1%	1,027	(6)%	2,833	2,982	(5)%

Market gold price ($/oz)	2,474	2,338	6%	1,928	28%	2,296	1,930	19%

Realized gold price[b,g] ($/oz)	2,494	2,344	6%	1,928	29%	2,309	1,934	19%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,472	1,441	2%	1,277	15%	1,447	1,325	9%

Gold total cash costs[b,g] ($/oz)	1,104	1,059	4%	912	21%	1,072	953	12%

Gold all-in sustaining costs[b,g] ($/oz)	1,507	1,498	1%	1,255	20%	1,495	1,325	13%

Copper production (thousands of tonnes)[g,i]	48	43	12%	51	(6)%	131	139	(6)%

Copper sold (thousands of tonnes)[g,i]	42	42	0%	46	(9)%	123	132	(7)%

Market copper price ($/lb)	4.18	4.42	(5)%	3.79	10%	4.14	3.89	6%

Realized copper price[b,g] ($/lb)	4.27	4.53	(6)%	3.78	13%	4.23	3.88	9%

Copper cost of sales (Barrick’s share)[g,j] ($/lb)	3.23	3.05	6%	2.68	21%	3.16	2.90	9%

Copper C1 cash costs[b,g] ($/lb)	2.49	2.18	14%	2.05	21%	2.35	2.33	1%

Copper all-in sustaining costs[b,g] ($/lb)	3.57	3.67	(3)%	3.23	11%	3.62	3.25	11%

	As at 9/30/24	As at 6/30/24	% Change	As at 9/30/23	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,725	4,724	0%	4,775	(1)%

Cash and equivalents	4,225	4,036	5%	4,261	(1)%

Debt, net of cash	500	688	(27)%	514	(3)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.
d.

Total consolidated capital expenditures also includes capitalized interest of $4 million and $29 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $12 million; Q3 2023: $12 million; YTD 2023: $27 million).

e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

j.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2024	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a,b] (thousands of tonnes)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d], AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	COPPER COST OF SALES[c], C1 CASH COSTS[d], AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[d] AND ATTRIBUTABLE EBITDA MARGIN[d]	CAPITAL EXPENDITURES[d,e] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	RETURNS TO SHAREHOLDERS[f] ($ millions)

a.	On an attributable basis.
b.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

c.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 2 for further details.

d.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
e.	Capital expenditures also includes capitalized interest.
f.	Dividends declared are inclusive of the performance dividend.

BARRICK THIRD QUARTER 2024	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - Q3 2024 versus Q2 2024

Net earnings attributable to equity holders of Barrick (“net earnings”) for Q3 2024 were $483 million compared to $370 million in Q2 2024. The increase was impacted by the following significant adjusting items:

∎

The provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements) occurring in Q2 2024, partially offset by the following items occurring in Q3 2024:

∎	The $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership; and
∎

An increase in closed mine rehabilitation expense mainly due to a decrease in the market real risk-free rate used to discount the closure provision, combined with a current period update to the provision relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick.

Refer to page 46 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $529 million for Q3 2024 was $28 million lower than Q2 2024. This decrease was mainly due to minor increases in finance costs and share-based compensation expense. Adjusted net earnings1 was positively impacted by higher realized gold prices1, and increased gold sales volumes, partially offset by a higher gold and copper cost of sales per ounce/pound2 and lower realized copper prices1. Q3 2024 realized gold and copper prices1 were 6% higher and 6% lower, respectively, when compared to Q2 2024. The increase in gold sales volumes was primarily due to higher sales volumes at Veladero relative to production volumes. Aside from this impact, production was almost in line with the prior quarter, with higher production at North Mara and Pueblo Viejo offset by lower production at Carlin and Kibali. The increase at North Mara was mainly as a result of higher grades and at Pueblo Viejo it was driven by continued optimization of the expanded processing plant and higher grades. This was partially offset by the planned shutdown at the Gold Quarry roaster at Carlin to complete phase 2 of the roaster expansion project, which is expected to result in higher throughput and recoveries in Q4 2024. In addition, at Kibali underground activity was focused on development during Q3 in order to open up access to more high grade underground headings, which are expected to be further supplemented by higher open pit grades and volumes to drive a stronger performance in Q4. Higher gold cost of sales per ounce2 was mainly due to the impact of the increased maintenance costs associated with the planned autoclave shutdown at Turquoise Ridge and higher processing costs at Cortez. The increase in the realized gold price1 compared to Q2 2024 also contributed to this increase ($6/oz impact). The increase in copper cost of sales per pound2 was primarily at Lumwana due to higher processing costs as a result of increased power costs, higher maintenance costs, and decreased capitalized stripping.

Factors affecting net earnings and adjusted net earnings1 - Q3 2024 versus Q3 2023

Net earnings and adjusted net earnings1 for Q3 2024 were $483 million and $529 million, respectively, compared to $368 million and $418 million, respectively in Q3 2023. Among the drivers of the increase were higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher gold and copper cost of sales per ounce/pound2. Q3 2024 realized gold and copper prices1 were 29% and 13% higher, respectively, when compared to Q3 2023. The decrease in gold sales volume was primarily due to the planned shutdown of the Gold Quarry roaster at Carlin, less open pit oxide ore mined at Cortez following the transition to Crossroads Phase 6, as well as lower grades processed at Kibali. This was partially offset by higher production at Pueblo Viejo driven by higher throughput resulting from the plant expansion, higher grades processed and improved recoveries due to better flotation circuit performance. This was combined with higher production at Porgera as significant ramp up progress was achieved during Q2 2024 and continued into Q3. Lower copper sales volumes were mainly due to lower grades processed and lower throughput at Lumwana. The increase in gold cost of sales per ounce2 was mainly due to lower sales volumes, combined with lower tonnes processed, lower recoveries and lower capitalized stripping at Carlin. This was combined with higher royalties. Higher copper cost of sales per pound2 resulted from higher depreciation due to higher processing and maintenance costs at Lumwana.

Factors affecting net earnings and adjusted net earnings1 - YTD 2024 versus YTD 2023

Net earnings and adjusted net earnings1 for YTD 2024 were $1,148 million and $1,419 million, respectively, up from $793 million and $1,001 million in YTD 2023. Among the drivers of the increase were higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes, and higher gold and copper cost of sales per ounce/pound2. YTD 2024 realized gold and copper prices1 were 19% and 9% higher, respectively, when compared to YTD 2023. The lower gold sales volume was primarily due to lower production at Cortez as a result of lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground in line with the mine plan, and at Carlin due to lower grades processed, lower recoveries and the reduction in open pit ore mined. This was partially offset by higher production at Porgera following the ramp up of operations in 2024. The decrease in copper sales volume was mainly due to lower production at Lumwana resulting from lower grades processed and lower throughput. The increase in gold cost of sales per ounce2 compared to YTD 2023 was primarily due to higher plant maintenance costs and higher electricity unit prices and consumption at Pueblo Viejo; lower grades processed and lower recoveries at Carlin; and higher royalties due to the increase in the realized gold price1, while the increase in copper cost of sales per pound2 was mainly due to higher depreciation due to the new fleet placed into service in 2023 at Lumwana.

Significant adjusting items for the YTD 2024 include the provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements), while the adjusting items for YTD 2023 relate to a number of smaller items, including the settlement agreement to resolve the tax

 Numerical annotations throughout the text of this document refer to the endnotes found starting on page 63.

BARRICK THIRD QUARTER 2024	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

dispute at Porgera, and the $30 million accrual relating to the expansion of education infrastructure in Tanzania, pursuant to the Twiga partnership. Refer to page 46 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q3 2024 versus Q2 2024

In Q3 2024, we generated $1,180 million in operating cash flow, compared to $1,159 million in Q2 2024. The increase of $21 million was primarily due to a decrease in cash taxes paid and lower interest paid. This was combined with higher realized gold prices1, and increased gold sales volumes, partially offset by higher total cash costs/C1 cash costs per ounce/pound1 and lower realized copper prices1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable, inventory and accounts payable.

In Q3 2024, we recorded free cash flow1 of $444 million, compared to $340 million in Q2 2024, mainly reflecting lower capital expenditures and higher operating cash flows as explained above. In Q3 2024, capital expenditures on a cash basis were $736 million compared to $819 million in Q2 2024, as discussed on page 42.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q3 2024 versus Q3 2023

In Q3 2024, we generated $1,180 million in operating cash flow, compared to $1,127 million in Q3 2023. The increase of $53 million was primarily due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. These results were partially offset by an unfavorable movement in working capital, mainly in accounts receivable.

In Q3 2024, we generated free cash flow1 of $444 million compared to $359 million in Q3 2023. The increase primarily reflects higher operating cash flows as explained above, combined with lower capital expenditures. In Q3 2024, capital expenditures on a cash basis were $736 million compared to $768 million in the third quarter of 2023, as discussed on page 43.

Factors affecting Operating Cash Flow and Free Cash Flow1 - YTD 2024 versus YTD 2023

For YTD 2024, we generated $3,099 million in operating cash flow, compared to $2,735 million in YTD 2023. The increase of $364 million was primarily due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was partially offset by higher cash taxes paid, and an unfavorable change in working capital, mainly in other current assets, accounts receivable, accounts payable and other current liabilities.

For YTD 2024, we generated free cash flow1 of $816 million compared to $510 million in YTD 2023. The increase of $306 million primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In YTD 2024, capital expenditures on a cash basis were $2,283 million compared to $2,225 million in YTD 2023, as discussed on page 43.

Key Business Developments

Nevada Gold Mines Management Change

On August 9, 2024, Henri Gonin was appointed Managing Director for Nevada Gold Mines, succeeding Peter Richardson, the former Executive Managing Director, Nevada Gold Mines, who departed from Barrick at the end of Q2 2024. Mr. Gonin has over 30 years of experience in the mining industry, including 13 years working for Barrick in Nevada where he most recently held the role of Head of Operations for Nevada Gold Mines. Mr Gonin will work with Christine Keener, Chief Operating Officer, North America, and Mark Bristow, Barrick’s President and Chief Executive Officer and the Chairman of Nevada Gold Mines, as we plan for the next phase of Nevada Gold Mines’ development.

BARRICK THIRD QUARTER 2024	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Sustainability

Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan. Please refer to page 15 of our fourth quarter and full year 2023 MD&A for a full description of governance, strategy, risk management and targets. Key updates for 2024 are summarized below:

Regrettably, we suffered a setback in our safety performance in August, when a fatality occurred at the Kibali underground operations. Notwithstanding this tragic incident at Kibali, the group did achieve zero LTI across all operations, a significant milestone for the organization. Furthermore, we recorded a TRIFR3 of 0.71 during the quarter, a 15% improvement from the previous quarter.

The tracking and reporting on leading indicators is now taking place at all sites. These serve as proactive measures, quantifying prevention efforts and anticipating incidents before they occur. We reiterate our steadfast dedication to the health and safety of our employees and contractors, their families, and the communities in which we operate, encapsulating our safety vision of “Every person going home safe and healthy every day.” The ongoing efforts of our “Journey to Zero” initiative continues to make significant strides. The current emphasis remains on the fatal risk management program, encompassing the fatal risk standards and critical controls. Concurrently, new field-level risk assessment cards are being introduced across sites, alongside future training sessions focusing on hazard recognition.

Barrick carried out independent human rights assessments and human rights training at Reko Diq in Pakistan in Q1 2024 and at Tongon in Côte d’Ivoire and Pueblo Viejo in Dominican Republic in Q2 2024. Assessments will be completed during the remainder of 2024 at Lumwana in Zambia, and Porgera in Papua New Guinea, contingent upon the security situation in the country.

In June 2024, Barrick published a detailed response to a widely circulated “Joint Communication” from the UNHRC Special Procedures Branch making allegations regarding, predominantly, police conduct in the areas related to the North Mara gold mine in Tanzania. These allegations were unsubstantiated in the Joint Communication. Barrick has made its fulsome response publicly available to address both the contents of the Joint Communication, as well as to ensure transparency in how these risks are managed. No response has been received to date from the UNHRC, or any of the Special Rapporteurs. In addition, the allegations made in the Joint Communication and by MiningWatch Canada regarding the North Mara relocation process were sent to the Tanzanian CHRAGG requesting a full and open investigation into the allegations. The CHRAGG completed their investigation and concluded that the land acquisition was in accordance with all laws and fair compensation was paid. The conclusion of the investigation is available on Barrick’s website; this document is not incorporated by reference into, and is not a part of, this MD&A.

The climate change risk assessment process includes scenario analysis, which has been rolled out to all our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. The key findings of the climate change risk assessment and a summary of this asset-level physical and transitional risk assessment at NGM were disclosed as part of our annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in October 2024.

During the third quarter of 2024, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,852 kt CO2-e. Emissions are trending above 2023 levels due predominantly to the restart of Porgera, and emissions from the TS Power Plant at NGM, which underwent maintenance in the spring of 2023 and reduced last year’s emissions comparatively.

		For the three months ended		For the nine months ended
	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

LTIFR[3]	0.00	0.16	0.29	0.14	0.27

TRIFR[3]	0.71	0.84	1.28	0.94	1.24

Community Development Spend ($ millions)	12	10	10	32	27

Class 1[4] Environmental Incidents	0	0	0	0	0

GHG Scope 1 and 2 (kt CO2-e)	1,852	1,751	1,908	5,441	5,120

Water Recycling and Reuse Rate	84%	85%	85%	84%	85%

BARRICK THIRD QUARTER 2024	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2024 Outlook

We expect our 2024 gold production to be at the lower end of the guidance range of 3.9 to 4.3 million ounces. The Company’s gold production is expected to be materially higher in Q4 relative to Q3 driven by the Pueblo Viejo plant expansion, the expansion of the Gold Quarry roaster during the Q3 shutdown, further improvements in performance at the Turquoise Ridge underground mine and access to more higher grade underground headings at Kibali.

Although production at Pueblo Viejo will be higher relative to 2023, the difficulties experienced during the ramp-up phase mean that production is now expected to be below the guidance range at this operation. In addition, although we have made improvements at Turquoise Ridge in stabilizing the processing plant and increasing underground production, the progress has been slower than planned and consequently this operation is also expected to be below its production guidance range for 2024. At Carlin, the Gold Quarry pit wall failure at the start of the year has caused us to re-evaluate our mine design for Phase 6 and we have determined there is a need for additional drilling and hydrological engineering before we can mine at full production rates. In Q4, additional Cortez refractory ore is expected to be processed at the Gold Quarry Roaster, displacing lower-grade Carlin stockpiles, highlighting the interconnection between the two complexes. As a result of these two factors, Carlin is now expected to be near the low end of its 2024 production guidance range and Cortez is expected to be near the top end of its production guidance range. The lower 2024 production will also have an impact on the 2024 cost metrics relative to the guidance ranges for these operations. All other operations continue to expect to meet their respective gold production guidance ranges for 2024. The issues above are also expected to have an impact on our 2025 production at Pueblo Viejo, Turquoise Ridge and Carlin.

Our 2024 gold cost guidance remains unchanged, including cost of sales of $1,320 to $1,420 per ounce2, total cash costs of $940 to $1,020 per ounce1 and all-in sustaining costs of $1,320 to $1,420 per ounce1 (all based on a gold price assumption of $1,900 per ounce). We have previously disclosed a sensitivity of $5 per ounce on our 2024 gold cost guidance metrics for every $100 per ounce change in the gold price which is driven by higher royalties. On the basis of this sensitivity, if the gold price were to average $2,400 per ounce for the 2024 year, the above mentioned cost guidance ranges would increase by $25 per ounce. Notwithstanding the lower production at Pueblo Viejo, Turquoise Ridge and Carlin discussed above, we continue to expect to achieve our 2024 gold cost guidance metrics for the group taking into account this gold price royalty impact. The expected higher production in Q4 should deliver a corresponding reduction in our per ounce cost metrics based on the benefit of diluting the fixed costs over more ounces.

We continue to expect 2024 copper production to be in the range of 180 to 210 thousand tonnes. Production in Q4 is expected to be materially stronger than the previous quarters, primarily due to higher grades and recoveries at Lumwana following improved ore access driven by the ramp up in stripping activities in Q2. We are on track to achieve our copper cost guidance metrics for 2024, which are based on a copper price assumption of $3.50 per pound. We have previously disclosed a sensitivity of $0.01 per pound on our 2024 copper cost guidance metrics for every $0.25 per pound change in the copper price which is driven by higher royalties. On the basis of this sensitivity, if the copper price were to average $4.75 per pound for the 2024 year, the copper all-in sustaining cost1 guidance range would increase by $0.05 per pound (note royalties are excluded from C1 cash costs1).

Further detail on our 2024 company guidance is provided below and on the next page, inclusive of the key assumptions that were used as the basis for this guidance as released on February 14, 2024 and as qualified by the comments above.

Company Guidance	2024

($ millions, except per ounce/pound data)	Estimate

Gold production (millions of ounces)	3.90 - 4.30

Gold cost metrics

Cost of sales - gold ($/oz)	1,320 - 1,420

Total cash costs ($/oz)[a]	940 - 1,020

Depreciation ($/oz)	340 - 370

All-in sustaining costs ($/oz)[a]	1,320 - 1,420

Copper production (thousands of tonnes)[b]	180 - 210

Copper cost metrics

Cost of sales - copper ($/lb)	2.65 - 2.95

C1 cash costs ($/lb)[a]	2.00 - 2.30

Depreciation ($/lb)	0.90 - 1.00

All-in sustaining costs ($/lb)[a]	3.10 - 3.40

Exploration and project expenses	400 - 440

Exploration and evaluation	180 - 200

Project expenses	220 - 240

General and administrative expenses	~180

Corporate administration	~130

Share-based compensation[c]	~50

Other expense	70 - 90

Finance costs, net	260 - 300

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,550 - 1,750

Attributable project[a]	950 - 1,150

Total attributable capital expenditures	2,500 - 2,900

Effective income tax rate[d]	26% - 30%

Key assumptions (used for guidance)

Gold Price ($/oz)	1,900

Copper Price ($/lb)	3.50

Oil Price (WTI) ($/barrel)	80

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	800

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.10

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
b.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

c.	Based on a one-month trailing average ending December 31, 2023 of US$17.61 per share.
d.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2024	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2024 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division were originally released on February 14, 2024 as follows:

Operating Division	2024 forecast attributable production (000s ozs)	2024 forecast cost of sales[a] ($/oz)	2024 forecast total cash costs[b] ($/oz)	2024 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[c]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200

Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700

North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (24.5%)[d]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000

Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540

Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[e,f,g]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

	2024 forecast attributable production (000s tonnes)[h]	2024 forecast cost of sales[a] ($/lb)	2024 forecast C1 cash costs[b] ($/lb)	2024 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total Copper[g]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Includes Goldrush.
d.

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.

e.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.	Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.	Includes corporate administration costs.
h.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

BARRICK THIRD QUARTER 2024	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other

Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	38,111	41,810	(9)%	42,953	(11)%	119,603	124,840	(4)%

Open pit ore	5,002	4,915	2%	8,374	(40)%	15,113	22,367	(32)%

Open pit waste	31,639	35,431	(11)%	33,171	(5)%	100,078	98,484	2%

Underground	1,470	1,464	0%	1,408	4%	4,412	3,989	11%

Average grade (grams/tonne)

Open pit mined	1.17	0.90	30%	0.80	46%	1.01	1.04	(3)%

Underground mined	8.46	8.61	(2)%	9.28	(9)%	8.45	8.88	(5)%

Processed	2.91	2.63	11%	1.99	46%	2.67	2.14	25%

Ore tonnes processed (000s)	5,125	6,446	(20)%	10,014	(49)%	18,350	26,435	(31)%

Oxide mill	1,970	2,177	(10)%	2,299	(14)%	6,260	7,409	(16)%

Roaster	1,191	1,301	(8)%	1,364	(13)%	3,886	3,568	9%

Autoclave	945	1,167	(19)%	959	(1)%	3,179	2,483	28%

Heap leach	1,019	1,801	(43)%	5,392	(81)%	5,025	12,975	(61)%

Recovery rate[b]	83%	83%	0%	85%	(2)%	83%	83%	0%

Oxide Mill[b]	78%	78%	0%	82%	(5)%	78%	78%	0%

Roaster	86%	86%	0%	86%	0%	86%	86%	0%

Autoclave	82%	80%	2%	84%	(2)%	81%	82%	(1)%

Gold produced (000s oz)	385	401	(4)%	478	(19)%	1,206	1,352	(11)%

Oxide mill	75	72	4%	96	(22)%	232	285	(19)%

Roaster	198	216	(8)%	228	(13)%	622	657	(5)%

Autoclave	91	91	0%	106	(14)%	270	278	(3)%

Heap leach	21	22	(5)%	48	(56)%	82	132	(38)%

Gold sold (000s oz)	387	400	(3)%	480	(19)%	1,211	1,349	(10)%

Revenue ($ millions)	1,008	967	4%	945	7%	2,892	2,674	8%

Cost of sales ($ millions)	612	592	3%	614	0%	1,816	1,844	(2)%

Income ($ millions)	383	363	6%	314	22%	1,042	790	32%

EBITDA ($ millions)[c]	500	484	3%	460	9%	1,412	1,214	16%

EBITDA margin[d]	50%	50%	0%	49%	2%	49%	45%	9%

Capital expenditures ($ millions)[e,f]	193	234	(18)%	213	(9)%	647	590	10%

Minesite sustaining[c,e]	154	199	(23)%	162	(5)%	537	461	16%

Project[c,e]	38	34	12%	51	(25)%	106	129	(18)%

Cost of sales ($/oz)	1,553	1,464	6%	1,273	22%	1,481	1,359	9%

Total cash costs ($/oz)[c]	1,205	1,104	9%	921	31%	1,128	998	13%

All-in sustaining costs ($/oz)[c]	1,633	1,636	0%	1,286	27%	1,600	1,366	17%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
d.	Represents EBITDA divided by revenue.
e.	These amounts are presented on a cash basis.
f.	Includes capitalized interest.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to pages 13 to 18 and 28 for a detailed discussion of each minesite’s results.

BARRICK THIRD QUARTER 2024	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	14,469	17,282	(16)%	19,674	(26)%	45,779	52,721	(13)%

Open pit ore	1,013	627	62%	600	69%	2,230	3,328	(33)%

Open pit waste	12,613	15,801	(20)%	18,271	(31)%	41,006	47,115	(13)%

Underground	843	854	(1)%	803	5%	2,543	2,278	12%

Average grade (grams/tonne)

Open pit mined	1.65	1.67	(1)%	1.50	10%	1.73	2.46	(30)%

Underground mined	7.63	7.92	(4)%	7.98	(4)%	7.69	7.82	(2)%

Processed	4.47	4.19	7%	4.74	(6)%	4.21	4.48	(6)%

Ore tonnes processed (000s)	1,505	1,739	(13)%	1,707	(12)%	5,113	5,416	(6)%

Oxide mill	0	0	0%	0	0%	0	377	(100)%

Roasters	994	1,131	(12)%	1,219	(18)%	3,345	3,118	7%

Autoclave	511	608	(16)%	349	46%	1,768	821	115%

Heap leach	0	0	0%	139	(100)%	0	1,100	(100)%

Recovery rate[a]	84%	82%	2%	85%	(1)%	83%	84%	(1)%

Roasters	86%	85%	1%	86%	0%	84%	86%	(2)%

Autoclave	72%	68%	6%	80%	(10)%	71%	74%	(4)%

Gold produced (000s oz)	182	202	(10)%	230	(21)%	589	644	(9)%

Oxide mill	0	0	0%	0	0%	0	4	(100)%

Roasters	160	173	(8)%	194	(18)%	502	558	(10)%

Autoclave	18	23	(22)%	27	(33)%	71	58	22%

Heap leach	4	6	(33)%	9	(56)%	16	24	(33)%

Gold sold (000s oz)	183	202	(9)%	238	(23)%	592	645	(8)%

Revenue ($ millions)	466	474	(2)%	461	1%	1,378	1,254	10%

Cost of sales ($ millions)	277	283	(2)%	282	(2)%	848	828	2%

Income ($ millions)	186	187	(1)%	174	7%	520	409	27%

EBITDA ($ millions)[b]	229	236	(3)%	225	2%	663	555	19%

EBITDA margin[c]	49%	50%	(2)%	49%	0%	48%	44%	9%

Capital expenditures ($ millions)[d]	104	135	(23)%	103	1%	359	265	35%

Minesite sustaining[b,d]	91	130	(30)%	103	(12)%	334	265	26%

Project[b,d]	13	5	160%	0	100%	25	0	100%

Cost of sales ($/oz)	1,478	1,390	6%	1,166	27%	1,410	1,266	11%

Total cash costs ($/oz)[b]	1,249	1,145	9%	953	31%	1,171	1,042	12%

All-in sustaining costs ($/oz)[b]	1,771	1,805	(2)%	1,409	26%	1,753	1,480	18%

a.	Excludes the Gold Quarry (Mill 5) concentrator.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	0

LTIFR[3]	0.00	0.64

TRIFR[3]	1.53	3.18

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Gold production in Q3 2024 was 10% lower compared to Q2 2024 primarily due to the combined impact of the planned shutdown at the Gold Quarry roaster to complete phase 2 of the roaster expansion project, together with planned maintenance at the Goldstrike autoclave resulting in a 13% decrease in processed tonnes compared to Q2 2024. This was partially offset by a 7% increase in processed grades as higher grade underground ore was prioritized given the reduced plant availability.

Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 6% and 9% higher, respectively, than Q2 2024, which mainly reflected the lower throughput and ounce production at the Gold Quarry roaster and the autoclave. This was combined with lower capitalized stripping driven by an increase in ore mined from South Arturo. In Q3 2024, all-in sustaining costs per ounce1 were 2% lower than Q2 2024 driven by lower minesite sustaining capital expenditures1 partially offset by higher total cash costs per ounce1.

Capital expenditures decreased by 30% compared to Q2 2024 mainly due to lower minesite sustaining capital

BARRICK THIRD QUARTER 2024	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

expenditures1 driven by lower capitalized stripping. This was partially offset by an increase in project capital expenditures1, relating to the continuation of dewatering and detailed engineering associated with the Ren project.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 21% lower than Q3 2023, primarily due to the planned shutdown at the Gold Quarry roaster as described above, combined with lower feed grades impacting recoveries at the autoclave. Leach ounces were also lower as no leach ore was placed on leach pads in Q3 2024.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 27% and 31% higher, respectively, than Q3 2023, primarily due to the lower tonnes processed and lower recoveries at the autoclave, combined with lower capitalized stripping driven by fewer waste tonnes mined at both Gold Quarry and South Arturo which was in pre-production stripping in Q3 2023. For Q3 2024, all-in sustaining costs per ounce1 were 26% higher than Q3 2023 owing to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures were in line with Q3 2023, as an increase in project capital expenditures1 relating to the continuation of dewatering and detailed engineering associated with the Ren project was offset by decreased minesite sustaining capital expenditures1 driven by lower capitalized stripping, partially offset by the purchase of the Komatsu-930 truck fleet.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was 9% lower than YTD 2023, mainly due to a combination of lower grades processed, lower recoveries and the reduction in open pit ore mined. This was further impacted by a higher proportion of higher grade Cortez refractory ore being processed at the Carlin roasters compared to YTD 2023 which displaced lower grade Carlin feed (noting that overall production for NGM was maximized as a result of these ore movements between the two sites). These factors were partially offset by higher tonnes processed at the roasters given the planned shutdowns that occurred at both roasters in YTD 2023, combined with higher underground tonnes mined and processed in YTD 2024. Gold production was also impacted by higher throughput at the autoclave as the conversion from RIL to CIL occurred in YTD 2023. Finally, heap leach production was lower for YTD 2024 owing to the leach cycle with no tonnes placed on leach pads in YTD 2024.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 11% and 12% higher, respectively, than YTD 2023, primarily due to the lower grades processed and lower recoveries, combined with lower capitalized stripping driven by less waste tonnes mined at both Gold Quarry and South Arturo, which was in pre-production stripping in YTD 2023. For YTD 2024, all-in sustaining costs per ounce1 were 18% higher than YTD 2023, mainly due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures were 35% higher than YTD 2023 resulting from higher minesite sustaining capital expenditures1 driven primarily by the purchase of the Komatsu-930 truck fleet. This was combined with an increase in project capital expenditures1, relating to the continuation of dewatering and detailed engineering associated with the Ren project.

BARRICK THIRD QUARTER 2024	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	17,292	17,471	(1)%	16,613	4%	53,521	52,082	3%

Open pit ore	1,421	1,253	13%	5,168	(73)%	4,497	11,444	(61)%

Open pit waste	15,445	15,794	(2)%	11,062	40%	47,755	39,600	21%

Underground	426	424	0%	383	11%	1,269	1,038	22%

Average grade (grams/tonne)

Open pit mined	1.60	0.89	80%	0.76	111%	1.06	0.78	36%

Underground mined	7.13	8.51	(16)%	9.65	(26)%	8.11	9.41	(14)%

Processed	2.25	2.05	10%	1.17	92%	2.03	1.31	55%

Ore tonnes processed (000s)	1,542	1,756	(12)%	5,266	(71)%	5,320	11,776	(55)%

Oxide mill	567	669	(15)%	627	(10)%	1,837	1,821	1%

Roasters	197	170	16%	145	36%	541	450	20%

Heap leach	778	917	(15)%	4,494	(83)%	2,942	9,505	(69)%

Recovery rate	82%	83%	(1)%	86%	(5)%	83%	84%	(1)%

Oxide Mill	79%	79%	0%	85%	(7)%	79%	82%	(4)%

Roasters	87%	88%	(1)%	88%	(1)%	88%	87%	1%

Gold produced (000s oz)	98	102	(4)%	137	(28)%	319	387	(18)%

Oxide Mill	44	45	(2)%	67	(34)%	138	191	(28)%

Roasters	37	42	(12)%	33	12%	117	97	21%

Heap leach	17	15	13%	37	(54)%	64	99	(35)%

Gold sold (000s oz)	99	101	(2)%	135	(27)%	321	384	(16)%

Revenue ($ millions)	252	237	6%	259	(3)%	743	741	0%

Cost of sales ($ millions)	152	138	10%	168	(10)%	450	500	(10)%

Income ($ millions)	98	96	2%	87	13%	286	231	24%

EBITDA ($ millions)[b]	132	131	1%	141	(6)%	401	382	5%

EBITDA margin[c]	52%	55%	(5)%	54%	(4)%	54%	52%	4%

Capital expenditures ($ millions)[d]	59	62	(5)%	56	5%	185	180	3%

Minesite sustaining[b,d]	35	39	(10)%	38	(8)%	119	129	(8)%

Project[b,d]	24	23	4%	18	33%	66	51	29%

Cost of sales ($/oz)	1,526	1,366	12%	1,246	22%	1,401	1,303	8%

Total cash costs ($/oz)[b]	1,180	1,013	16%	840	40%	1,039	905	15%

All-in sustaining costs ($/oz)[b]	1,570	1,447	9%	1,156	36%	1,445	1,270	14%

a.	Includes Goldrush.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	1

LTIFR[3]	0.00	0.93

TRIFR[3]	2.79	1.85

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Gold production in Q3 2024 was 4% lower than Q2 2024, primarily driven by a 16% decrease in underground grade mined and processed at the Carlin roasters, consistent with the mine sequence. This was partially offset by higher leach production driven in part by the leach cycle, combined with 13% more open pit ore tonnes mined at 80% higher grade out of Crossroads.

Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 12% and 16% higher, respectively, than Q2 2024, primarily reflecting increased processing costs driven by the 16% increase in refractory tonnes shipped and processed at the Carlin roasters. In Q3 2024, all-in sustaining costs per ounce1 were 9% higher than Q2 2024, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in Q3 2024 were 5% lower than Q2 2024, resulting from lower minesite sustaining capital expenditures1 primarily due to lower underground development driven by the mine sequence, partially offset by the purchase of lighter, higher capacity trays for the Caterpillar 795 truck fleet. Project capital expenditures1 increased by 4% in Q3 2024 as the ramp-up continues at Goldrush.

BARRICK THIRD QUARTER 2024	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 28% lower than Q3 2023, primarily driven by less oxide ore mined at the Crossroads open pit due to the transition to Phase 6 which commenced in Q4 2023 and lower oxide ore mined from the Cortez Hills underground in line with the mine plan. Leach production was also lower due to a decrease in tonnes placed on the leach pad. This was partially offset by higher underground refractory ore mined, both from Cortez Hills underground and Goldrush underground.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 22% and 40% higher, respectively, than Q3 2023, reflecting lower sales volume combined with a higher proportion of higher cost refractory ounces processed at the Carlin roasters. For Q3 2024, all-in sustaining costs per ounce1 were 36% higher than Q3 2023, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in Q3 2024 were 5% higher than Q3 2023, largely due to higher project capital expenditures1 as the ramp-up continues at Goldrush, partially offset by lower minesite sustaining capital expenditures1 as the Komatsu 930-E truck fleet was primarily purchased in 2023.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was 18% lower than YTD 2023 resulting from a combination of less leach ore mined at the Crossroads open pit as well as less oxide ore mined from Cortez Hills underground in line with the mine sequence. This resulted in lower grade oxide ore processed at the oxide mill and a decrease in tonnes placed on the leach pad. This was partially offset by an increase in refractory ore shipped and processed at the Carlin roasters.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 8% and 15% higher, respectively, than YTD 2023, reflecting lower sales volume combined with a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix. For YTD 2024, all-in sustaining costs per ounce1 increased by 14% compared to YTD 2023, due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for YTD 2024 were 3% higher than YTD 2023, due to an increase in project capital expenditures1 as the ramp-up continues at Goldrush, partially offset by lower minesite sustaining capital expenditures1 as the Komatsu 930-E truck fleet was primarily purchased in 2023.

BARRICK THIRD QUARTER 2024	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	758	731	4%	222	241%	2,057	673	206%

Open pit ore	82	0	100%	0	100%	82	0	100%

Open pit waste	475	545	(13)%	0	100%	1,375	0	100%

Underground	201	186	8%	222	(9)%	600	673	(11)%

Average grade (grams/tonne)

Open pit mined	1.36	n/a	n/a	n/a	n/a	1.36	n/a	n/a

Underground mined	13.89	11.62	20%	12.73	9%	11.96	11.36	5%

Processed	5.69	4.22	35%	4.37	30%	4.71	4.29	10%

Ore tonnes processed (000s)	503	634	(21)%	704	(29)%	1,617	1,937	(17)%

Oxide Mill	69	75	(8)%	94	(27)%	206	275	(25)%

Autoclave	434	559	(22)%	610	(29)%	1,411	1,662	(15)%

Recovery rate	84%	85%	(1)%	86%	(2)%	85%	85%	0%

Oxide Mill	82%	85%	(4)%	87%	(6)%	84%	86%	(2)%

Autoclave	84%	85%	(1)%	86%	(2)%	85%	85%	0%

Gold produced (000s oz)	76	72	6%	83	(8)%	210	232	(9)%

Oxide Mill	3	3	0%	4	(25)%	9	10	(10)%

Autoclave	73	68	7%	79	(8)%	199	220	(10)%

Heap leach	0	1	(100)%	0	0%	2	2	0%

Gold sold (000s oz)	77	70	10%	78	(1)%	209	232	(10)%

Revenue ($ millions)	192	165	16%	150	28%	487	449	8%

Cost of sales ($ millions)	129	113	14%	101	28%	349	323	8%

Income ($ millions)	61	51	20%	49	24%	134	124	8%

EBITDA ($ millions)[a]	90	76	18%	77	17%	211	209	1%

EBITDA margin[b]	47%	46%	2%	51%	(8)%	43%	47%	(9)%

Capital expenditures ($ millions)[c]	16	17	(6)%	13	23%	51	49	4%

Minesite sustaining[a,c]	16	16	0%	12	33%	50	44	14%

Project[a,c]	0	1	(100)%	1	(100)%	1	5	(80)%

Cost of sales ($/oz)	1,674	1,603	4%	1,300	29%	1,668	1,391	20%

Total cash costs ($/oz)[a]	1,295	1,235	5%	938	38%	1,294	1,018	27%

All-in sustaining costs ($/oz)[a]	1,516	1,505	1%	1,106	37%	1,554	1,225	27%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
b.	Represents EBITDA divided by revenue.
c.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	4.06	1.46

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Gold production in Q3 2024 was 6% higher than Q2 2024, mainly due to a 35% increase in grade processed owing to improved efficiencies at the Turquoise Ridge underground mine, leading to an 8% increase in tonnes mined at 20% higher grade compared to the prior quarter. This was partially offset by lower throughput following the planned Sage autoclave shutdown that occurred in Q3 2024.

Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 4% and 5% higher, respectively, than Q2 2024, primarily due to the increased maintenance costs associated with the planned Sage autoclave shutdown that occurred in Q3 2024. This was partially offset by higher processed grades as higher grade underground ore made up the majority of the feed. All-in sustaining costs per ounce1 were 1% higher than Q2 2024, primarily reflecting higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1 on a per ounce basis.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 8% lower than Q3 2023, primarily due to the planned Sage autoclave maintenance shutdown that took place during Q3 2024, whereas the 2023 shutdown occurred in Q2. This was partially offset by a 30% increase in grade processed driven by a 9% increase in grade mined from the Turquoise Ridge underground mine.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 29% and 38% higher, respectively, than Q3 2023, primarily owing to the increased maintenance costs on the back of the planned Sage

BARRICK THIRD QUARTER 2024	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

autoclave shutdown that occurred in Q3 2024. All-in sustaining costs per ounce1 were 37% higher than Q3 2023, reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1, driven in large part by the Juniper tailings dam construction and the CIL tank upgrades.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was 9% lower compared to YTD 2023, primarily due to lower ore tonnes mined from Turquoise Ridge underground as the first half of 2024 was primarily focused on backfill and development to set up the mine for further efficiency improvements over the remainder of the year. Tonnes processed were 17% lower in YTD 2024 compared to YTD 2023 as there was an additional planned shutdown at the autoclave this year with some re-engineering and repairs performed to set up the autoclave for improved reliability and increased throughput in the future.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 20% and 27% higher, respectively, compared to YTD 2023 due to the additional autoclave shutdown in the current year and increased backfill and development activity at the Turquoise Ridge underground mine in the first half of 2024. All-in sustaining costs per ounce1 increased by 27% compared to YTD 2023, primarily due to both higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 driven in large part by the Juniper tailings dam construction and the CIL tank upgrades.

BARRICK THIRD QUARTER 2024	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Open pit tonnes mined (000s)	3,021	3,501	(14)%	4,489	(33)%	9,466	15,255	(38)%

Open pit ore	2,029	1,487	36%	2,037	0%	4,751	5,892	(19)%

Open pit waste	992	2,014	(51)%	2,452	(60)%	4,715	9,363	(50)%

Average grade (grams/tonne)

Open pit mined	2.21	2.17	2%	2.25	(2)%	2.17	2.00	9%

Processed	2.58	2.38	8%	2.40	8%	2.51	2.31	9%

Autoclave ore tonnes processed (000s)	1,605	1,496	7%	1,404	14%	4,353	3,987	9%

Recovery rate	78%	76%	3%	70%	11%	79%	82%	(4)%

Gold produced (000s oz)	98	80	23%	79	24%	259	245	6%

Gold sold (000s oz)	96	79	22%	77	25%	257	246	4%

Revenue ($ millions)	241	187	29%	152	59%	600	480	25%

Cost of sales ($ millions)	140	130	8%	117	20%	395	334	18%

Income ($ millions)	98	54	81%	31	216%	196	138	42%

EBITDA ($ millions)[b]	144	93	55%	70	106%	318	252	26%

EBITDA margin[c]	60%	50%	20%	46%	30%	53%	53%	0%

Capital expenditures ($ millions)[d,e]	38	62	(39)%	54	(30)%	155	196	(21)%

Minesite sustaining[b,d]	24	32	(25)%	26	(8)%	81	86	(6)%

Project[b,d]	12	20	(40)%	28	(57)%	52	110	(53)%

Cost of sales ($/oz)	1,470	1,630	(10)%	1,501	(2)%	1,538	1,356	13%

Total cash costs ($/oz)[b]	957	1,024	(7)%	935	2%	995	824	21%

All-in sustaining costs ($/oz)[b]	1,221	1,433	(15)%	1,280	(5)%	1,322	1,185	12%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.
e.	Starting in the first quarter of 2024, this amount includes capitalized interest.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	1

LTIFR[3]	0.00	0.26

TRIFR[3]	0.00	0.77

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Gold production in Q3 2024 was 23% higher than Q2 2024, driven by increased throughput as the expanded plant continues to be optimized, higher recoveries due to improved flotation circuit performance and higher grades processed in line with plan.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 10% and 7% lower, respectively, compared to Q2 2024, mainly driven by the impact of higher production and lower plant maintenance costs, partially offset by lower by-product credits. For Q3 2024, all-in sustaining costs per ounce1 were 15% lower than Q2 2024, mainly driven by lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

Capital expenditures for Q3 2024 decreased by 39% compared to Q2 2024, due to lower project capital expenditures1 on the plant expansion and lower minesite sustaining capital expenditures1, driven by reduced spend on the Llagal TSF and lower capitalized stripping.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 24% higher than Q3 2023, driven by increased throughput as the expanded plant continues to be optimized, higher recoveries due to improved flotation circuit performance and higher grades processed in line with plan.

Cost of sales per ounce2 was 2% lower compared to Q3 2023 due to lower depreciation on a per ounce basis, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 for Q3 2024 were 2% higher compared to Q3 2023, primarily due to higher plant maintenance costs, higher electricity unit prices, higher royalties from higher realized gold prices1 and lower by-product credits, partially offset by lower mining costs and higher production. For Q3 2024, all-in sustaining costs per ounce1 were 5% lower than Q3 2023, driven by lower minesite sustaining capital expenditures1 on a per ounce basis partially offset by higher total cash costs per ounce1.

Capital expenditures for Q3 2024 decreased by 30% compared to Q3 2023, primarily due to lower project capital expenditures1 incurred on the plant expansion. Minesite sustaining capital expenditures1 were also lower due to reduced capitalized stripping.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was 6% higher than YTD 2023, driven by higher throughput resulting from the plant

BARRICK THIRD QUARTER 2024	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

expansion and higher grades processed in line with plan, partially offset by lower recoveries.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 13% and 21% higher, respectively, than YTD 2023, primarily due to higher plant maintenance costs, higher electricity unit prices and consumption, partially offset by lower mining costs. For YTD 2024, all-in sustaining costs per ounce1 increased by 12% compared to YTD 2023, primarily reflecting higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for YTD 2024 decreased by 21% compared to YTD 2023, primarily due to lower project capital expenditures1 incurred on the plant expansion, as expenditure on the project was substantially completed by the end of 2023. Minesite sustaining capital expenditures1 were lower driven by lower capitalized stripping.

BARRICK THIRD QUARTER 2024	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	8,962	9,317	(4)%	6,370	41%	25,971	22,354	16%

Open pit ore	233	147	59%	575	(59)%	384	1,212	(68)%

Open pit waste	7,807	8,246	(5)%	4,893	60%	22,774	18,481	23%

Underground	922	924	0%	902	2%	2,813	2,661	6%

Average grade (grams/tonne)

Open pit mined	1.99	1.60	24%	3.40	(41)%	1.83	2.99	(39)%

Underground mined	4.54	5.53	(18)%	5.05	(10)%	5.33	5.23	2%

Processed	4.80	4.52	6%	4.76	1%	4.59	4.71	(3)%

Ore tonnes processed (000s)	1,016	1,038	(2)%	1,012	0%	3,113	3,036	3%

Recovery rate	92%	91%	1%	91%	1%	92%	91%	1%

Gold produced (000s oz)	144	137	5%	142	1%	422	420	0%

Gold sold (000s oz)	135	137	(1)%	145	(7)%	412	419	(2)%

Revenue ($ millions)	337	323	4%	280	20%	949	812	17%

Cost of sales ($ millions)	170	159	7%	158	8%	493	489	1%

Income ($ millions)	161	156	3%	111	45%	433	306	42%

EBITDA ($ millions)[b]	214	206	4%	156	37%	589	456	29%

EBITDA margin[c]	64%	64%	0%	56%	14%	62%	56%	11%

Capital expenditures ($ millions)[d]	82	80	3%	69	19%	221	225	(2)%

Minesite sustaining[b,d]	56	61	(8)%	43	30%	157	147	7%

Project[b,d]	26	19	37%	26	0%	64	78	(18)%

Cost of sales ($/oz)	1,257	1,160	8%	1,087	16%	1,197	1,168	2%

Total cash costs ($/oz)[b]	865	795	9%	773	12%	818	809	1%

All-in sustaining costs ($/oz)[b]	1,288	1,251	3%	1,068	21%	1,209	1,166	4%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.39

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Gold production for Q3 2024 was 5% higher than Q2 2024 mainly due to higher recovery and higher grades processed, in line with the mine plan partially offset by lower throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 8% and 9% higher, respectively, than Q2 2024, due to higher processing costs, primarily driven by increased power costs due to lower solar power availability, influenced by seasonality in Mali. For Q3 2024, all-in sustaining costs per ounce1 were 3% higher than Q2 2024, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q3 2024 increased by 3% compared to Q2 2024, mainly driven by higher project capital expenditures1, partially offset by slightly lower minesite sustaining capital expenditures1.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 1% higher than Q3 2023 due to higher recovery and higher grades processed, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 16% and 12% higher, respectively, than Q3 2023, mainly due to the impact of higher royalties from higher realized gold prices1 and higher open pit mining costs as a result of the longer hauls associated with the new mining area at Baboto. For Q3 2024, all-in sustaining costs per ounce1 were 21% higher than Q3 2023, due to higher minesite sustaining capital expenditures1 as a result of increased capitalized stripping, combined with higher total cash costs per ounce1.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was marginally higher than YTD 2023, as an increase in throughput and recoveries was largely offset by lower grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 2% and 1% higher, respectively, than YTD 2023, due to the impact of higher royalties from higher realized gold prices1. For YTD 2024, all-in sustaining

BARRICK THIRD QUARTER 2024	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

costs per ounce1 were 4% higher than YTD 2023, due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures for YTD 2024 decreased by 2% compared to YTD 2023, primarily driven by lower project capital expenditures1 as a result of the completion of the Loulo-Gounkoto solar plant expansion project in 2023, partially offset by higher minesite sustaining capital expenditures1 due to increased capitalized stripping.

Regulatory Matters

In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings. During Q2 2023, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believed to be legally and factually flawed and without merit. In February 2024, Barrick received the final audit report in relation to the Loulo-Gounkoto complex. The final report maintained most of the auditors’ findings from the draft and Barrick is engaging with the Government of Mali to challenge them.

In addition, a new mining code and a law requiring local content in the mining sector were adopted in Mali in August 2023. The implementing decree for the new mining code was published in the legal gazette in July 2024 and the local content law was published in September 2024. Under the new mining code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.

Refer to note 15 of the Financial Statements for information regarding ongoing discussions with the Government of Mali including with respect to the establishment conventions for the Loulo-Gounkoto complex and related matters.

BARRICK THIRD QUARTER 2024	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	4,615	4,794	(4)%	4,467	3%	14,577	13,844	5%

Open pit ore	412	397	4%	764	(46)%	1,414	2,102	(33)%

Open pit waste	3,763	3,952	(5)%	3,188	18%	11,798	10,387	14%

Underground	440	445	(1)%	515	(15)%	1,365	1,355	1%

Average grade (grams/tonne)

Open pit mined	1.58	1.25	26%	1.92	(18)%	1.42	1.59	(11)%

Underground mined	4.92	5.61	(12)%	5.28	(7)%	5.20	5.05	3%

Processed	2.58	2.95	(13)%	3.58	(28)%	2.79	3.12	(11)%

Ore tonnes processed (000s)	965	966	0%	960	1%	2,856	2,789	2%

Recovery rate	89%	89%	0%	90%	(1)%	89%	90%	(1)%

Gold produced (000s oz)	71	82	(13)%	99	(28)%	229	250	(8)%

Gold sold (000s oz)	77	81	(5)%	97	(21)%	230	251	(8)%

Revenue ($ millions)	193	189	2%	187	3%	534	486	10%

Cost of sales ($ millions)	111	107	4%	112	(1)%	304	314	(3)%

Income ($ millions)	73	84	(13)%	72	1%	221	165	34%

EBITDA ($ millions)[b]	108	120	(10)%	116	(7)%	320	275	16%

EBITDA margin[c]	56%	63%	(11)%	62%	(10)%	60%	57%	5%

Capital expenditures ($ millions)[d]	26	34	(24)%	16	63%	84	53	58%

Minesite sustaining[b,c]	12	16	(25)%	8	50%	43	30	43%

Project[b,c]	14	18	(22)%	8	75%	41	23	78%

Cost of sales ($/oz)	1,441	1,313	10%	1,152	25%	1,320	1,250	6%

Total cash costs ($/oz)[b]	978	868	13%	694	41%	884	808	9%

All-in sustaining costs ($/oz)[b]	1,172	1,086	8%	801	46%	1,103	954	16%

a.

Barrick owns 45% of Kibali Goldmines SA with the Government of DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	2

LTIFR[3]	0.00	0.46

TRIFR[3]	0.45	1.15

Class 1[4] environmental incidents	0	0

Unfortunately, on August 15, 2024, an incident occurred at Kibali which resulted in the tragic fatality of an employee. This has reinforced our Journey to Zero safety initiatives. Please refer to page 9 for further details on our safety initiatives.

Financial Results

Q3 2024 compared to Q2 2024

Gold production in Q3 2024 was 13% lower than Q2 2024, mainly due to lower grades processed. Improved underground performance which will enhance access to higher grade underground ore coupled with higher open pit ore is expected to underpin a stronger performance in Q4 2024.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 10% and 13% higher,

respectively, mainly due lower grades processed and higher open pit unit costs related to the opening of new pits. This was partially offset by lower underground, processing and G&A costs. For Q3 2024, all-in sustaining costs per ounce1 were 8% higher compared to Q2 2024, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q3 2024 were 24% lower compared to Q2 2024, mainly due to lower capitalized stripping, and lower project capital expenditures1 due to the timing of payments on the CTSF 3 and the solar project.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 28% lower than Q3 2023, mainly due to lower grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 25% and 41% higher, respectively, compared to Q3 2023 mainly due to higher royalties related to the higher realized gold price1 and lower grades processed. For Q3 2024, all-in sustaining costs per ounce1 were 46% higher than Q3 2023, driven by higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for Q3 2024 were 63% higher than Q3 2023, mainly due to higher minesite sustaining

BARRICK THIRD QUARTER 2024	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

capital expenditures1 predominantly driven by higher capitalized stripping, and increased project capital expenditures1 due to the timing of deliveries related to the solar project and progress made towards the construction of CTSF 3.

YTD 2024 compared to YTD 2023

Gold production for YTD 2024 was 8% lower compared to YTD 2023, mainly due to lower grades processed, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for YTD 2024 were 6% and 9% higher, respectively, than YTD 2023, mainly due to lower grades processed and higher royalties resulting from the higher realized gold price1. For YTD 2024, all-in sustaining costs per ounce1 were 16% higher compared to YTD 2023, mainly due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures in YTD 2024 were 58% higher than YTD 2023, mainly due to an increase in project capital expenditures1 resulting from the timing of payments related to the solar project and progress made towards the construction of CTSF 3, and higher minesite sustaining capital expenditures1 due to increased capitalized waste stripping.

BARRICK THIRD QUARTER 2024	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Total tonnes mined (000s)	4,792	3,734	28%	4,529	6%	12,107	12,306	(2)%

Open pit ore	1,061	500	112%	439	142%	1,935	994	95%

Open pit waste	3,328	2,854	17%	3,686	(10)%	8,993	10,203	(12)%

Underground	403	380	6%	404	0%	1,179	1,109	6%

Average grade (grams/tonne)

Open pit mined	1.89	1.66	14%	1.62	17%	1.79	1.82	(2)%

Underground mined	4.86	3.23	50%	3.32	46%	3.69	3.24	14%

Processed	3.84	2.61	47%	2.91	32%	2.96	3.08	(4)%

Ore tonnes processed (000s)	682	715	(5)%	715	(5)%	2,048	2,129	(4)%

Recovery rate	90%	89%	1%	92%	(2)%	90%	92%	(2)%

Gold produced (000s oz)	75	54	39%	62	21%	175	194	(10)%

Gold sold (000s oz)	78	50	56%	59	32%	174	193	(10)%

Revenue ($ millions)	197	117	68%	115	71%	410	373	10%

Cost of sales ($ millions)	86	79	9%	74	16%	242	220	10%

Income ($ millions)	74	35	111%	37	100%	124	127	(2)%

EBITDA ($ millions)[b]	93	50	86%	51	82%	173	173	0%

EBITDA margin[c]	47%	43%	9%	44%	7%	42%	46%	(9)%

Capital expenditures ($ millions)[d]	28	24	17%	47	(40)%	82	123	(33)%

Minesite sustaining[b,d]	15	10	50%	25	(40)%	43	75	(43)%

Project[b,d]	13	14	(7)%	22	(41)%	39	48	(19)%

Cost of sales ($/oz)	1,108	1,570	(29)%	1,244	(11)%	1,393	1,138	22%

Total cash costs ($/oz)[b]	850	1,266	(33)%	999	(15)%	1,100	893	23%

All-in sustaining costs ($/oz)[b]	1,052	1,491	(29)%	1,429	(26)%	1,365	1,298	5%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0	0.69

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

In Q3 2024, production was 39% higher than Q2 2024 mainly driven by higher grades processed from the underground, as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 were 29% and 33% lower, respectively, than Q2 2024 mainly due to the impact of the higher grade processed. All-in sustaining costs per ounce1 in Q3 2024 were 29% lower than Q2 2024, mainly due to lower total cash costs per ounce1. This was slightly offset by increased minesite sustaining capital expenditures1 driven by an increase in advanced grade control drilling activity and spending on the sewage plant.

Q3 2024 compared to Q3 2023

Gold production for Q3 2024 was 21% higher mainly due to higher grades processed, partially offset by lower throughput and lower recovery.

Cost of sales per ounce2 and total cash costs per ounce1 were 11% and 15% lower, respectively, compared to Q3 2023, due to the higher grade processed, partially offset by higher royalties associated with the higher realized gold price1. All-in sustaining costs per ounce1 in Q3 2024 were 26% lower than Q3 2023, mainly due to lower total cash cost per ounce1, combined with lower minesite sustaining capital expenditures1.

For Q3 2024, capital expenditures decreased by 40% compared to Q3 2023, mainly due to lower minesite sustaining capital expenditures1 resulting from decreased capitalized stripping following the ramp up of the Gena open pit. This was combined with lower project capital expenditures1 related to land acquisitions and conversion drilling at Gokona during Q3 2023.

YTD 2024 compared to YTD 2023

For YTD 2024, gold production was 10% lower than YTD 2023, mainly due to lower grade processed and lower throughput in line with our mine plan as we continue to transition to a higher contribution from the lower grade open pit ore in the feed mix compared to YTD 2023.

BARRICK THIRD QUARTER 2024	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cost of sales per ounce2 and total cash costs per ounce1 in YTD 2024 were 22% and 23% higher, respectively, due to the impact of lower grades processed as described above, combined with lower throughput, lower recovery and higher royalties associated with the higher realized gold price1. All-in sustaining costs per ounce1 for YTD 2024 were 5% higher than YTD 2023, reflecting the increase in total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

For YTD 2024, capital expenditures decreased by 33% compared to YTD 2023, mainly due to lower minesite sustaining capital expenditures1 driven by lower capitalized stripping, reflecting the successful ramp up of the Gena open pit, and lower project capital expenditures1 given the purchase of the underground fleet and TSF extension during YTD 2023.

BARRICK THIRD QUARTER 2024	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Underground tonnes mined (000s)	303	314	(4)%	318	(5)%	921	917	0%

Average grade (grams/tonne)

Underground mined	5.62	5.89	(5)%	6.25	(10)%	5.79	6.80	(15)%

Processed	5.48	5.89	(7)%	6.33	(13)%	5.72	6.89	(17)%

Ore tonnes processed (000s)	228	250	(9)%	241	(5)%	716	658	9%

Recovery rate	92%	94%	(2)%	95%	(3)%	94%	96%	(2)%

Gold produced (000s oz)	37	45	(18)%	46	(20)%	124	139	(11)%

Gold sold (000s oz)	37	44	(16)%	45	(18)%	121	139	(13)%

Revenue ($ millions)	99	108	(8)%	91	9%	296	284	4%

Cost of sales ($ millions)	62	62	0%	57	9%	184	178	3%

Income ($ millions)	36	45	(20)%	33	9%	109	91	20%

EBITDA ($ millions)[b]	49	58	(16)%	46	7%	148	130	14%

EBITDA margin[c]	49%	54%	(9)%	51%	(4)%	50%	46%	9%

Capital expenditures ($ millions)[d]	30	23	30%	21	43%	79	61	30%

Minesite sustaining[b,d]	10	11	(9)%	12	(17)%	39	40	(3)%

Project[b,d]	20	12	67%	9	122%	40	21	90%

Cost of sales ($/oz)	1,628	1,438	13%	1,261	29%	1,511	1,282	18%

Total cash costs ($/oz)[b]	1,191	985	21%	859	39%	1,069	896	19%

All-in sustaining costs ($/oz)[b]	1,470	1,243	18%	1,132	30%	1,394	1,188	17%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	2.97	2.00

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

In Q3 2024, gold production was 18% lower than Q2 2024 mainly due to lower throughput and lower grade processed.

Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 13% and 21% higher, respectively, than Q2 2024, reflecting the lower grade processed and lower throughput. All-in sustaining costs per ounce1 in Q3 2024 were 18% higher than Q2 2024, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in Q3 2024 were 30% higher compared to Q2 2024, reflecting higher project capital expenditures1 related to the Upper West decline project.

Q3 2024 compared to Q3 2023

For Q3 2024, gold production was 20% lower than Q3 2023 mainly driven by lower grades processed and lower throughput, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for Q3 2024 were 29% and 39% higher, respectively, compared to Q3 2023, due to the lower grade processed and higher royalties associated with the higher realized gold price1, slightly offset by higher capitalized underground costs. All-in sustaining costs per ounce1 in Q3 2024 were 30% higher than Q3 2023, mainly due to higher total cash costs per ounce1.

For Q3 2024, capital expenditures were 43% higher than Q3 2023, mainly due to higher project capital expenditures1 related to the Upper West project. Minesite sustaining capital expenditures1 were in line with Q3 2023.

YTD 2024 compared to YTD 2023

For YTD 2024, gold production was 11% lower than YTD 2023, due to the lower grade ore mined, in line with our mine plan, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 in YTD 2024 were 18% and 19% higher, respectively, than YTD 2023, largely reflecting the lower grades processed and higher royalties associated with the higher realized gold price1, partially offset by improved processing unit rate efficiency. All-in sustaining costs per ounce1 for YTD 2024 were 17% higher than YTD 2023, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.

For YTD 2024, capital expenditures increased by 30% compared to YTD 2023, mainly due to higher project capital expenditures1 related to the Upper West project. Minesite sustaining capital expenditures1 were in line with YTD 2023.

BARRICK THIRD QUARTER 2024	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

For the three months ended

	9/30/24					6/30/24

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	29	1,789	764	1,113	8	25	2,018	781	1,167	8

Veladero (50%)	57	1,311	951	1,385	36	56	1,298	931	1,308	31

Tongon (89.7%)	28	2,403	2,184	2,388	7	45	1,960	1,716	1,899	4

Hemlo	30	1,929	1,623	2,044	11	37	1,663	1,395	1,660	9

Porgera (24.5%)	18	1,163	999	1,214	6	11	1,132	941	1,079	46

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1]. These amounts are presented on a cash basis.

Phoenix (61.5%)

Gold production for Phoenix in Q3 2024 was 16% higher compared to Q2 2024, mainly driven by higher grades from mining in the Fortitude pit, partially offset by lower throughput on the back of a planned shutdown in Q3 2024. Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 11% and 2% lower compared to Q2 2024 due primarily to the impact of the higher grade processed. In Q3 2024, all-in sustaining costs per ounce1 decreased by 5% compared to Q2 2024 due primarily to lower total cash costs per ounce1. Minesite sustaining capital expenditures1 were largely in line with Q2 2024.

Veladero (50%), Argentina

Gold production for Veladero in Q3 2024 was in line with Q2 2024. Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were also similar to Q2 2024. All-in sustaining costs per ounce1 in Q3 2024 increased by 6% compared to Q2 2024, primarily driven by higher minesite sustaining capital expenditures1.

Tongon (89.7%), Côte d’Ivoire

Gold production for Tongon in Q3 2024 was 38% lower than Q2 2024 mainly due to lower grade processed and lower recovery. This was driven by mining delays resulting from heavy rains leading to the flooding of the South Zone pit and along the Mercator haulage road to the plant. We expect to catch up in Q4 2024 with higher grade ore from Mercator and Djinni pits as the rainy season comes to an end. Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 were 23% and 27% higher, respectively, compared to Q2 2024, primarily driven by the lower grade processed and lower recovery, partially offset by processing unit cost efficiencies from feeding a higher proportion of oxide ore, and reducing power and reagent consumption. All-in sustaining costs per ounce1 in Q3 2024 increased by 26% compared to Q2 2024, primarily reflecting higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1. Although Tongon continues to be managed for the benefit of all stakeholders, our investment in this asset is not considered to be a core part of our portfolio.

Hemlo (100%), Ontario, Canada

Gold production in Q3 2024 was 19% lower than Q2 2024 resulting from lower tonnes mined due to a shaft rope change, combined with lower mined and processed grades. Cost of sales per ounce2 and total cash costs per ounce1 in Q3 2024 both increased by 16% compared to Q2 2024, primarily due to the lower grade processed, combined with higher maintenance costs. In Q3 2024, all-in sustaining costs per ounce1 increased by 23% compared to Q2 2024, primarily reflecting higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Porgera (24.5%), Papua New Guinea

Gold production in Q3 2024 was 64% higher than Q2 2024 driven by the ongoing ramp up of operations. Cost of sales per ounce2 and total cash costs per ounce1 were 3% and 6% higher than Q2 2024 as the mine ramped up to achieve commercially sustainable production levels which occurred during Q3 2024. All-in sustaining costs per ounce1 increased by 13% compared to Q2 2024 primarily reflecting higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Porgera is also continuing to address logistical challenges stemming from the Mulitaka landslide that occurred in Q2 2024 as well as ongoing tribal conflicts in Papua New Guinea.

BARRICK THIRD QUARTER 2024	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/24	6/30/24	% Change	9/30/23	% Change	9/30/24	9/30/23	% Change

Open pit tonnes mined (000s)	36,809	39,132	(6)%	37,455	(2)%	105,512	81,552	29%

Open pit ore	6,178	5,563	11%	6,617	(7)%	15,468	19,019	(19)%

Open pit waste	30,631	33,569	(9)%	30,838	(1)%	90,044	62,533	44%

Average grade

Open pit mined	0.55%	0.49%	12%	0.56%	(2)%	0.52%	0.48%	8%

Processed	0.53%	0.45%	18%	0.55%	(4)%	0.47%	0.48%	(2)%

Tonnes processed (000s)	6,380	6,523	(2)%	6,606	(3)%	18,925	19,707	(4)%

Recovery rate	91%	85%	7%	91%	0%	88%	90%	(2)%

Copper produced (kt)[a]	30	25	20%	33	(9)%	77	85	(9)%

Copper sold (kt)[a]	26	25	4%	30	(13)%	73	81	(10)%

Revenue ($ millions)	213	219	(3)%	209	2%	595	569	5%

Cost of sales ($ millions)	187	172	9%	166	13%	527	516	2%

Income ($ millions)	26	37	(30)%	32	(19)%	56	20	180%

EBITDA ($ millions)[b]	86	107	(20)%	101	(15)%	246	192	28%

EBITDA margin[c]	40%	49%	(18)%	48%	(17)%	41%	34%	21%

Capital expenditures ($ millions)[d]	79	117	(32)%	102	(23)%	283	225	26%

Minesite sustaining[b,d]	62	102	(39)%	85	(27)%	239	155	54%

Project[b,d]	17	15	13%	17	0%	44	70	(37)%

Cost of sales ($/lb)	3.27	3.15	4%	2.48	32%	3.27	2.89	13%

C1 cash costs ($/lb)[b]	2.53	2.14	18%	1.86	36%	2.39	2.35	2%

All-in sustaining costs ($/lb)[b]	3.94	4.36	(10)%	3.41	16%	4.20	3.52	19%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	9/30/24	6/30/24

LTI	0	2

LTIFR[3]	0.00	0.53

TRIFR[3]	0.00	0.79

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2024 compared to Q2 2024

Copper production in Q3 2024 was 20% higher than Q2 2024 due to the higher grade processed, as per the mine plan, and increased recoveries. This followed on from our efforts to open up access in the pit in the first half of the year and underpins the back weighted production profile for 2024.

Cost of sales per pound2 and C1 cash costs per pound1 were 4% and 18% higher, respectively, than Q2 2024, mainly due to higher processing costs as a result of increased power costs related to grid instability, higher maintenance costs, and decreased capitalized stripping. In Q3 2024, all-in sustaining costs per pound1 decreased by 10% compared to Q2 2024, primarily driven by a decrease in minesite sustaining capital expenditures1 resulting from decreased capitalized stripping, partially offset by an increase in C1 cash costs per pound1.

Q3 2024 compared to Q3 2023

Copper production for Q3 2024 was 9% lower than Q3 2023, mainly due to lower grades processed and lower throughput due to grid power instability.

Cost of sales per pound2 and C1 cash costs per pound1 for Q3 2024 increased by 32% and 36%, respectively, compared to Q3 2023, mainly due to higher processing costs as a result of increased power costs and maintenance costs and lower capitalized stripping. For Q3 2024, all-in sustaining costs per pound1 were 16% higher than Q3 2023 mainly due to higher royalties due to the higher realized copper price1 and increased C1 cash cost per pound1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q3 2024 were 23% lower than Q3 2023, mainly due to lower minesite sustaining capital expenditures1 resulting from lower capitalized stripping.

YTD 2024 compared to YTD 2023

Copper production for YTD 2024 was 9% lower than YTD 2023, primarily due to lower grades processed and lower throughput due to grid power instability.

Cost of sales per pound2 and C1 cash costs per pound1 for YTD 2024 increased by 13% and 2%, respectively, compared to YTD 2023, mainly as a result of lower grades processed, partially offset by lower mining unit rates. Cost of sales per pound2 was further impacted by higher depreciation due to the new fleet placed into service

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in 2023. For YTD 2024, all-in sustaining costs per pound1 increased by 19% compared to YTD 2023, mainly due to higher minesite sustaining capital expenditures1, combined with slightly higher C1 cash cost per pound1.

Capital expenditures for YTD 2024 were 26% higher than YTD 2023 due to higher minesite sustaining capital expenditures1 resulting from the increase in capitalized stripping following the investment in the owner stripping fleet made in 2023. This was partially offset by a decrease in project capital expenditures1 resulting from the purchase of the owner stripping truck fleet which occurred in YTD 2023, whereas in YTD 2024, project capital expenditures1 are mainly related to the feasibility study for the expansion project.

Other Mines - Copper

Summary of Operating and Financial Data

For the three months ended

	9/30/24					6/30/24
	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend- itures[c]	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend- itures[c]

Zaldívar (50%)	10	4.04	2.99	3.45	9	10	4.13	3.12	3.55	8

Jabal Sayid (50%)	8	1.76	1.54	1.76	5	8	1.67	1.34	1.53	4

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Includes both minesite sustaining and project capital expenditures[1]. These amounts are presented on a cash basis.

Zaldívar (50%), Chile

Copper production for Zaldívar in Q3 2024 was in line with Q2 2024. Cost of sales per pound2 and C1 cash costs per pound1 were 2% and 4% lower, respectively, than Q2 2024, mainly driven by the impact of lower mining and processing costs. All-in sustaining costs per pound1 in Q3 2024 were 3% lower compared to Q2 2024, driven by lower C1 cash costs per pound1 partly offset by higher minesite sustaining capital expenditures1. Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in Q3 2024 was in line with Q2 2024. Cost of sales per pound2 and C1 cash costs per pound1 for Q3 2024 increased by 5% and 15%, respectively, mainly due to lower gold by-product credits due to the increased processing of copper/zinc ore from Lode 1. Feed blend is expected to normalize in Q4. All-in sustaining costs per pound1 in Q3 2024 increased by 15% compared to Q2 2024, mainly due to higher C1 cash costs per pound1, combined with higher minesite sustaining capital expenditures1.

BARRICK THIRD QUARTER 2024	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Growth Projects

Goldrush Project, Nevada, USA6

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) by 2028.

In Q3 2024, ventilation shaft sinking continued to a depth of 98 out of 140 meters, concurrent with the installation of two underground primary fans, for the first of two planned vent shafts which enable increased mining rates. Surface access and water management infrastructure construction is in progress in Horse Canyon and the Pine Valley district.

As at September 30, 2024, project spend was $423 million on a 100% basis (including $16 million in Q3 2024) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA7

Fourmile is a 100% owned Barrick asset in Nevada and has the potential to be a standalone Tier One Gold Asset5. The current focus is on exploration drilling with promising results to date that support the potential to significantly increase the modeled extents of the declared mineral resource within the 2.5km of prospective Wenban stratigraphy, as well as uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources, while also evaluating an independent surface portal access from Bullion Hill, which would decouple the evaluation of the project from the existing Goldrush development and ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for underground exploration drilling and then later be re-used for mine haulage. During Q3 2024, geotechnical drilling commenced to support the assessment of the Bullion Hill portal.

Exploration and resource definition drilling completed in connection with, and to support the decision of progressing to a prefeasibility in 2025, has accelerated in the second half of this year. In the South, at Rose and Blanche, the mineralized breccias have now been constrained at depth, along with concurrent growth in the modelled widths of shallower mineralization, providing substantial upgrades in the extents of higher confidence areas within the Resource Model. Results from the shallow, stratiform mineralization include hole FM24-192D: 10.5 meters at 15.17 g/t Au and FM24-198D: 11.6 meters at 14.81 g/t Au and breccia hosted zones include FM24-191D: 15.8 meters at 39.92 g/t Au and FM24-194D: 43.3 meters at 29.32 g/t Au. To the north, drilling at Sophia and Dorothy is in progress and testing the continuity of the structurally controlled brecciation within the broader upside model. Results include holes FM24-209D: 16.3 meters at 47.07 g/t Au and FM24-216: 6.9 meters at 24.36 g/t Au. A model update is in progress, with a view to revising the current Fourmile resource estimate as provided in Barrick’s 2023 year-end Mineral Reserves and Resources disclosures to reflect an updated PEA.

Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met. In 2024, we are planning to spend approximately $40 million on drilling, evaluation of access optionality and modelling as part of the exploration program that will support the decision to progress the project to a pre-feasibility study in 2025. As at September 30, 2024, we had spent $30 million in 2024 (including $22 million in Q3 2024).

NGM TS Solar Project, Nevada, USA

The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Now complete, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 234kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.

In Q3 2024, power generation continued from the first 100 MW and commissioning of the second 100MW was completed. The full array is now in production with completion of performance testing and declaration of commercial operation expected in Q4 2024.

As at September 30, 2024, project spend was $298 million (there was no material spend in Q3 2024) out of an estimated capital cost of $310 million (100% basis).

Donlin Gold, Alaska, USA

Over the past three years the focus of the Donlin Gold team has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin Gold resource estimate as provided in Barrick’s 2023 year-end Mineral Reserves and Resources disclosures, but have not yet defined a spacing that would support the declaration of measured resources underpinned by the appropriate modifying factors. Trade-off studies and analysis on project assumptions, inputs, and design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) have continued through 2024.

Donlin Gold, in collaboration with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), supported important initiatives in the Yukon- Kuskokwim (Y-K) region, including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Alaska Native Corporations who own the mineral resource and land.

The Donlin Gold team continues to progress on the 2024 program and teams from both Barrick and NOVAGOLD recently met for a workshop in Alaska to discuss the upcoming work program to continue to move

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the Donlin Gold project up the value curve. Focus continues to be on updating the resource model; modifying factors to support mine design and scheduling; optimizing the power sources and delivery, infrastructure constructability review, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for our Alaskan partners and communities.

Pueblo Viejo Expansion, Dominican Republic8

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) following full plant ramp up and optimization.

Phase 1 of this expansion which is related to the process plant has been completed and achieved commercial production in Q3 2024. Phase 2, which focuses on the new tailings storage facility continues to progress with the feasibility study work and design now completed. The final costing and detailed engineering for the tailings storage facility and peripheral works are currently underway, and contracting for execution is expected to commence in Q4 2024 to support the commencement of early works construction in 2025.

Resettlement work continues to advance with the first blocks of new houses now complete and over 300 more under construction. Construction of common facilities is planned to commence in Q4 2024 while utilities systems remain on track for completion in line with housing.

As at September 30, 2024, total project spend was $1,113 million (including $20 million in Q3 2024) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (100% basis), although this will be updated during Q4 2024, taking the final Phase 2 costing into account.

Veladero Phase 7 Leach Pad, Argentina

In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.

Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). Phase 7B activities have restarted following the winter break and the project remains on schedule for completion by the end of 2024.

Overall for Phase 7, as at September 30, 2024, project spend was $148 million (including $2 million in Q3 2024) out of an estimated capital cost of $160 million (100% basis).

Reko Diq Project, Pakistan9

Barrick has started a full update of the project’s 2010 feasibility study and 2011 expansion PFS. Once fully commissioned, the Reko Diq project is projected to deliver 260,000 tonnes of copper production and 300,000 ounces of gold per year during Phase 1 expanding to more than 400,000 tonnes of copper and 500,000 ounces of gold during Phase 2. This is based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study. The updated feasibility study remains on track to be completed by the end of 2024, with 2028 targeted for first production.

The project team continued to advance the feasibility study, with engineering consultants engaged to advance key design areas and commence basic engineering. Feasibility studies on groundwater definition work in the Fan Sediments were completed and showed positive results, indicating that the Fan Sediments Aquifer can support the project’s life of mine water supply requirements. The work indicated that the system represents a small and isolated saline part of a much larger basin, with no communities or community water sources located within the proposed bore field and its area of influence. Additional personnel were recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure and the project received approval of its early works ESIA. In addition, the full project ESIA was submitted to the Balochistan Environmental Protection Agency immediately following quarter end.

As at September 30, 2024, total spend on the feasibility update was $154 million (including $30 million in Q3 2024) (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. Capital expenditures commenced in Q2 2024, with total capitalized spend of $59 million (including $45 million in Q3 2024) (100% basis). For 2024, we now expect to incur approximately $190 million (100% basis) in capital expenditure and approximately $100 million in project expenses (100% basis). The project’s total capital estimates will be updated as part of the completion of the feasibility study.

Loulo-Gounkoto Solar Project, Mali

This project entailed the design, supply and installation of a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system to complement the existing installed 20 MW plant. The completion of this project is projecting a reduction of 23 million liters of fuel in the power plant, which translates to savings of approximately 63kt of CO2 equivalent emissions per annum. The project was staged in two phases of solar and battery storage and has been completed 12 months ahead of schedule. Continuous optimization of the photovoltaic solar farm is ongoing and performing above the targeted power blend. The project was completed in Q1 2024 and the final project spend of $73 million finished below the original capital cost of approximately $90 million (100% basis).

Kibali Solar Project, DRC

This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. The project is on schedule with completion planned for Q2 2025. Earthworks

BARRICK THIRD QUARTER 2024	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

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progressed well during the quarter with all long lead equipment ordered and at different stages of manufacturing and shipping to site. As at September 30, 2024, project spend was $23 million (including $4 million in Q3 2024) out of an estimated capital cost of $55 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia

The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades. Stoping commenced during Q3 2023 with development still tracking ahead of schedule. The ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been commissioned with optimization still ongoing. All construction activities at the paste plant have been completed and commissioning commenced during Q2 2024. The project is 99% complete with optimization still in progress.

As at September 30, 2024, project spend was $43 million (there was no material spend in Q3 2024) in line with the estimated capital cost of approximately $43 million (100% basis) and there is no significant spend remaining.

Lumwana Super Pit Expansion, Zambia10

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 52Mtpa process plant expansion, with a mine life of more than 30 years. Following the successful transition in 2023 to the owner stripping model we have already seen the 20% planned cost and efficiency benefit which aligns well with the interim mine volumes and longer-term expansion strategy.

The process plant feasibility study deliverables inclusive of the process flow diagrams and process design criteria, have been issued for study with 90% design review and constructability reviews completed. Long lead equipment selection is finalized and orders has been placed on key packages during Q3 2024 to enable preparation of vendor data required for detailed engineering. Geotechnical site investigation drilling of the feasibility study project layout was completed during Q3 2024 with the focus on the large mechanical equipment footprints.

The feasibility study for the expansion project is 85% completed, on track with the scheduled completion by the end of 2024. Enabling construction works remain on schedule to commence in 2025 and 2028 is targeted for first production.

The building of the first accommodation units for the construction camp progressed to 44% completion during the quarter.

The TSF design has been completed with reporting and reviews scheduled to be finished early in Q4. The field work on the ESIA was completed during Q1 2024 and the ESIA report has been submitted to the Zambia Environmental Management Agency with approval expected in Q4 2024.

We remain on track and within budget with a total spend as at September 30, 2024 of $36 million on the feasibility study (including $12 million in Q3 2024) out of an estimated budget of $38 million. For 2024, we also expect to incur approximately $75 million in capital expenditure related to early works and infrastructure improvements for the Lumwana Super Pit expansion, of which $3 million has been spent as at September 30, 2024. The total project capital cost is estimated to be approximately $2 billion, which will be updated upon completion of the feasibility study.

Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them, where appropriate.

The following section summarizes the exploration results from Q3 2024.

North America

Carlin, Nevada, USA11

Inventory drilling from underground platforms at Fallon (previously North Leeville), was completed in late Q2 2024, with results returned in Q3 2024. The northernmost drillhole on the western exploration decline, NLC-24004B, confirmed the continuity of high-grades, which remain entirely open to the north, with 48.5 meters at 15.00 g/t Au and 35.7 meters at 20.97 g/t Au. Follow-up infill drilling to the south, as well as step-out drilling to the north is planned for 2025.

In the Little Boulder Basin between Goldstrike and Leeville, exploration drilling returned pervasive low-level gold within the complexly faulted and altered potential host rocks. No additional drilling is currently planned.

North of Leeville, a four-kilometer northeast trending prospective corridor is emerging from detailed surface mapping and sampling. Low-level gold anomalism is pervasive in lamprophyre dikes and fault breccia cutting through unfavorable upper plate cover rocks. Potentially favorable lower plate carbonate rocks are untested. A framework hole is planned for 2025.

Cortez, Nevada, USA12,13

Step-out drilling was completed at the Hanson target, approximately 235 meters beneath the Cortez Hills Underground operation. Core hole CMX-24012 was drilled around 320 meters up-dip and along strike of previously reported CMX-23018 (33.2 meters at 18.42 g/t Au). Results returned 6.7 meters at 24.74 g/t Au, with mineralization open up-dip confirming the presence of high-grade mineralization over a 320 meter gap from the “Heart of

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Hanson”, an area of closer-spaced drilling, where a resource is expected to be declared next year. This early-stage step-out hole continues to provide confidence in the resource potential below the existing infrastructure of the Cortez Hills Underground mine that could add material life-of-mine additions. Follow up drilling is planned for 2025.

At Swift, drilling commenced in Q3 2024 building on results from previous years’ drilling which identified wide zones of alteration and anomalous gold associated with structural settings similar to other deposits in the Cortez District. The first hole of this year’s program, SW24-006, returned 2.7 meters at 6.95 g/t, including 1.1 meters at 10.4 g/t along a steep structure in the hanging wall of the primary thrust fault. This is the first high-grade intercept on the property and a second drill hole is currently underway.

Turquoise Ridge, Nevada, USA

Drilling in Q3 2024 has been dominated by indicated resource conversion drilling, with limited step-out drilling completed to date. At Twin Creeks, the Nexus target concept was drilled and based on weak alteration intersected in the folded, favorable host rock will be moved out of the target triangle.

Patris, Quebec, Canada

Initial drilling at the Belleaux target was completed in Q3 2024. The altered dyke swarm identified during last year’s mapping efforts was intercepted though not mineralized. Results from the Q1 2024 drill-for-till were returned in Q3 2024. Gold grain counts highlight an extensive anomaly vectoring to a source south of the Belleaux area along the La Pause fault.

Sturgeon, Ontario, Canada

Continued mapping of priority targets generated from the 2023 target delineation work support the presence of a large gold system on the property. At McEdwards, multiple high grade samples in different lithologies exhibiting different mineralization styles confirm potential with the target moving toward drill testing in 2025. To the south at Sturgeon Narrows, a large alteration zone with anomalous gold values crossing an alkalic intrusive complex has been mapped along a two kilometer structural corridor associated with the regional Sturgeon Lake Fault.

Latin America & Asia-Pacific

Pueblo Viejo, Dominican Republic

One kilometer to the east of the Moore pit, in the Zambrana area, favorable lithology, alteration and an IP geophysical anomaly have validated the Mojito target. In total, two areas of interest have now been identified at Zambrana: Anastasia (reported in Q2) and Mojito. Both areas have geophysical anomalies, defined by an induced polarization survey, within the Pueblo Viejo Mining property. A detailed soil geochemical survey has been completed across the two targets. Results are pending. Further trenching and subsequent drilling is planned for Q4 2024 and Q1 2025.

Regional Exploration, Dominican Republic

Detailed mapping and sampling were completed during the quarter over the La Jirafa project in the east of the Dominican Republic. The area of interest has favorable evidence for a porphyry system. An induced polarization survey is planned for Q1 2025 to confirm the extent of sulfide mineralization at depth and define drill targets.

Jamaica

During Q3 2024, exploration fieldwork activities began in the areas under the earn-in agreement with Geophysx Jamaica Ltd. The main objective of this early work is to narrow down target areas with potential for Tier One5 deposits.

Veladero District, Argentina14

At Domo Negro, following the framework drilling campaign that intersected a shallow low-sulfidation vein with bonanza gold results (DDH-DON-02: 4 meters at 110.9 g/t Au from 26 meters), detailed geological mapping, sampling and trenching are ongoing. A detailed ground magnetic survey is planned in early Q4 2024. The aim of this work is to fully define the exploration model, mineralization control, extension and potential, with the aim to have drill-ready targets defined by the end of the year.

At Domo Fabiana, located four-and-a-half kilometers east of Veladero, detailed geological mapping and geochemical sampling defined a large hydrothermal system within a favorable structural corridor. Domo Fabiana is interpreted to be a preserved high-sulfidation system with outcropping phreatomagmatic breccias, a similar host to some of Veladero’s mineralization. The system is partially covered by post mineral volcanic rocks. A ground geophysical survey (Magnetic and Induced Polarisation) is planned during Q4 2024. Subject to results, it is expected to define drill-ready targets by Q1 2025.

Peru

Several consolidated areas of interest in Peru are being advanced with projects at various stages, from early-stage reconnaissance work to drill-ready targets.

In the Ccoropuro District, located in southern Peru, we progressed with the permitting process, including the signing of an agreement with the local community and the submission of an environmental permit (Declaración de Impacto Ambiental), aiming to commence drilling during the second half of 2025.

In the Libelula District, an area close to Pierina, we obtained all drilling permits during Q3 2024. Access road preparation started in late September, with drilling to commence on the first of three targets in mid-November 2024, ahead of schedule. The other two targets (also high sulfidation epithermal gold) are expected to be tested in Q2 2025, after the wet season.

Ecuador

Following Barrick’s successful participation in a public tender process conducted by ENAMI EP (the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, Barrick continued with prospecting work in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits.

Reko Diq, Pakistan

At Reko Diq a site-based exploration team is re-logging historic drill holes, re-interpreting legacy datasets and modeling historic and new potential targets. The team has also completed a large mapping and rock chip survey containing more than three thousand samples and covering

BARRICK THIRD QUARTER 2024	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

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an area of 300km2 across the Reko Diq licenses. These results will be integrated to define a pipeline of high potential projects to Reko Diq by the first half of 2025.

Porgera, Papua New Guinea

In line with the exploration and development programs at Porgera, drilling on the Wangima priority target continued in Q3 2024 with over 17,250m of diamond drilling now completed YTD. Up to 4 diamond drill rigs continue to be utilized on the project from both surface and underground platforms. In addition, reprocessing and inversion modeling of the geophysical data across both the special mining lease and Exploration Licenses is underway. Initial indications in the Wangima project area confirms a continuation of intrusive lithologies and structural corridors to both the northeast and northwest of the current drill areas. Further scoping of these potential targets will progress in Q4 2024.

Japan Gold Strategic Alliance, Japan

At Togi, drilling commenced in the middle of September 2024 at the high-priority low sulfidation Akasaka gold target, an interpreted preserved area. Drilling is expected to be completed in Q4 2024, with assays results expected by the end of 2024.

At Ebino, located near the Hishikari low-sulfidation deposit, detailed fieldwork confirmed a favorable geological setting for gold-bearing epithermal deposits with several extensive alteration areas defined. By the end of 2024 these areas will be prioritized, with potential follow up drilling to occur during the first half of 2025.

At Hakuryu, permitting activities for drilling this low sulfidation gold target is ongoing, with drilling expected to begin in Q4 2024, subject to final authorizations and favorable weather conditions.

Africa and Middle East

Loulo-Gounkoto, Mali15

At Baboto, positive results this quarter have extended mineralization in multiple dimensions, along and across strike, where significant subparallel zones have been intersected, as well as along the plunge of the multiple emerging high-grade shoots within the system. BDH64: 9.35 meters at 5.25 g/t Au (including 2.05 meters at 18.99 g/t Au) has extended the northern high-grade shoot to approximately 850 meters down plunge from surface, and drilling continues to intersect additional mineralized zones further south as demonstrated by BNRC358: 26 meters at 3.18 g/t Au (including 2 meters at 15.9 g/t Au and 3 meters at 5.4 g/t Au), and BNRCDH359: 25 meters at 3.57 g/t Au (including 7 meters at 9.25 g/t Au) within a broader 43 meter zone of mineralization. Other significant intersections were returned from an emerging zone to the east of the main zone in BNRCDH361: 21 meters at 4.23 g/t Au (including 3 meters at 7.92 g/t Au and 5 meters at 7.89 g/t) drilled 200 meters south of BNRCDH359. Meanwhile a key framework hole, BDH66: 16.2 meters at 3.19 g/t Au (including 4.6 meters at 8.76 g/t Au), and 12 meters at 2.57 g/t Au (including 2.7 meters at 3.98 g/t Au and 4.7 meters at 2.99 g/t Au), has confirmed the model of a south-plunging shoot and rollover of the Main Zone system at 275 meters vertical depth, which is significant as this control is similar to that of the ‘Purple Patch’ at Yalea. A model review of Baboto is planned in Q4 2024, with aggressive testing of the overall potential of the complex being a key focus for 2025.

At Barika, located 1.5 kilometers south of Yalea along the Yalea Domain Boundary, drilling confirmed the continuity of mineralization approximately 400 meters down plunge, associated with a sharp rotation in the mineralized structure from west dipping to moderate east dipping, a structural control similar to the Transfer Zone at Yalea. The mineralized shoot remains open at depth for follow-up drilling below 250 meters vertical depth.

Tongon, Côte D’Ivoire16

At Jane, located south of the Mercator target, drilling has confirmed a narrow, mineralized system within an altered diorite, extending over 1 kilometer strike. Encouraging intersections have been observed from holes JNRC039 (9 meters at 7.35 g/t Au including 2 meters at 23.25 g/t Au) and JNRC038 (9 meters at 1.71 g/t Au), representing potential zones of increased widths and/or higher grades within the system.

At Haller in the Korokaha North license, auger geochemical results have generated several new high priority targets, highlighted by a 4 kilometer anomalous trend exhibiting several high tenor values up to 5.3 g/t Au and a short strike length but exceptionally high tenor anomaly with values of 9.42 g/t Au and 8.78 g/t Au recorded over two lines spaced 200 meters apart. Air core drilling is planned on the priority anomalies in early 2025.

Kibali, DRC17

A review of the wider ARK corridor was completed in Q3 2024, highlighting multiple open pit and underground opportunities. The system is open down-plunge, with further potential for the discovery of additional lodes within the known system (above, below and between the known lodes). Encouraging results were received from RHGC1585: 30 meters at 5.12 g/t Au, located between the main Rhino and Agbarabo lodes highlighting the discovery potential. The ARK corridor is showing the potential to deliver, through additional exploration, a high-grade multi-million-ounce orebody less than four kilometres from the Kibali processing plant. An intensive exploration drilling campaign is planned for next year to assess the overall potential of the ARK system.

At KCD, drilling on the down-plunge extension supports the continuation of high-grade mineralization related to 3000 and 5000 lodes, with significant intercepts including KCDU6417W5: 44.8 meters at 4.23 g/t Au, and KCDU7474A: 77.11 meters at 1.88 g/t Au. A drilling program is planned in 2025 to step an additional 500 meters down-plunge beyond the known mineralization to guide decisions on future infrastructure upgrades.

At Aindi Watsa, on the KZ-South structure, a follow-up drilling program was completed testing the 1.8 kilometer shear corridor and targeting dilatational jogs with the potential for higher-grade mineralization. Observations and results received from the RC and DD holes drilled this quarter are encouraging, with significant intercepts including AWRC0013: 10 meters at 1.44 g/t Au, AWRC0014: 8 meters at 2.75 g/t Au and AWRC0019: 6 meters at 2 g/t Au confirming the geological model of higher-grade zones associated with flexures in the structure. Aindi Watsa presents an open pit opportunity within 6 kilometers of the Kibali plant, and is hosted within

BARRICK THIRD QUARTER 2024	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

the 15 kilometer strike of the KZ South Structure. Follow-up drilling is planned for early 2025.

North Mara and Bulyanhulu, Tanzania

At North Mara, a 2,250 meter diamond drilling program is in progress testing the eastern continuation of the Gena system at depth. The near surface expression of this target at Warna, featured Gokona-Gena-style lithology and alteration.

At Bulyanhulu, drilling is in progress, testing the north-western extensions of the Bulyanhulu host geology and system under post-mineral cover in the search for satellite ore bodies within 15 kilometers of the processing facility. Results are encouraging to date, intersecting multiple kilometer scale gold, copper and pathfinder geochemical anomalies associated with Reef 1 and Reef 2-style geological settings. Follow-up RC drilling has commenced to rank and prioritize for further testing in Q4 2024 and early 2025.

Jabal Sayid, Kingdom of Saudi Arabia

First results have been received from the shallow drilling program at Umm ad Damar, highlighting a high priority target associated with a corridor of Copper and Zinc anomalism along the southern paleosurface extension from the 4/6 Gossan target which is obscured by post mineral cover. The anomalism along the 2 kilometer corridor is coincident with EM conductors identified from the airborne geophysics program conducted earlier in the year, as well as an increase in proximal pathfinder geochemistry. Other prioritized targets delineated from the generative program will be drill tested in Q4 2024 with the aim of discovering new massive sulphide lodes to extend the Jabal Sayid Life of Mine.

BARRICK THIRD QUARTER 2024	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Gold

000s oz sold[a]	967	956	1,027	2,833	2,982

000s oz produced[a]	943	948	1,039	2,831	3,000

Market price ($/oz)	2,474	2,338	1,928	2,296	1,930

Realized price ($/oz)[b]	2,494	2,344	1,928	2,309	1,934

Revenue	3,097	2,868	2,588	8,493	7,583

Copper

000s tonnes sold[a,c]	42	42	46	123	132

000s tonnes produced[a,c]	48	43	51	131	139

Market price ($/lb)	4.18	4.42	3.79	4.14	3.89

Realized price ($/lb)[b]	4.27	4.53	3.78	4.23	3.88

Revenue	213	219	209	595	569

Other sales	58	75	65	189	186

Total revenue	3,368	3,162	2,862	9,277	8,338

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

Q3 2024 compared to Q2 2024

In Q3 2024, gold revenues increased by 8% compared to the Q2 2024, as a higher realized gold price1 was combined with higher sales volumes. The average market price for Q3 2024 was $2,474 per ounce, representing an all-time high quarterly average and a 6% increase versus the $2,338 per ounce average in Q2 2024. During Q3 2024, the gold price ranged from $2,319 per ounce to an all-time nominal high price of $2,686 per ounce, and closed the quarter at $2,630 per ounce. Gold prices in Q3 2024 continued to be volatile, impacted by economic and geopolitical concerns, benchmark interest rate cuts and expectations for further cuts, along with modestly declining levels of inflation.

In Q3 2024, gold production on an attributable basis was in line with Q2 2024 as increased production at North Mara and Pueblo Viejo was largely offset by lower production at Carlin and Kibali. The increase at North Mara was mainly as a result of higher grades and at Pueblo Viejo it was driven by continued optimization of the expanded processing plant and higher grades. This was partially offset by the planned shutdown at the Gold Quarry roaster at Carlin to complete phase 2 of the roaster expansion project, which is expected to result in higher throughput and recoveries in Q4 2024. In addition, at Kibali underground activity was focused on development during Q3 in order to open up access to more high grade underground headings, which are expected to be further supplemented by higher open pit grades and volumes to drive a stronger performance in Q4.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz) Q3 2024 compared to Q2 2024

Copper revenues in Q3 2024 decreased by 3% compared to Q2 2024, primarily due to a lower realized copper price1, whereas sales volumes were in line with Q2 2024. The average market price in Q3 2024 was $4.18 per pound, representing a decrease of 5% from the $4.42 per pound average in Q2 2024. The realized copper price1 in Q3 2024 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas the realized copper price1 was higher than the market copper price in Q2 due to the timing of sales. During Q3 2024, the copper price traded in a range of $3.95 per pound to $4.61 per pound, and closed the quarter at $4.43 per pound. Copper prices in Q3 2024 were impacted by concerns about the global economy, including demand forecasts in China, which is the world’s largest consumer of copper.

Attributable copper production in Q3 2024 was 5 thousand tonnes higher compared to Q2 2024 driven by higher grades and recoveries at Lumwana following improved ore access driven by the ramp up in stripping activities in Q2 2024.

Q3 2024 compared to Q3 2023

For Q3 2024, gold revenues increased by 20% compared to Q3 2023, primarily due to a higher realized gold price1, partially offset by lower sales volumes. The average market price for Q3 2024 was $2,474 per ounce versus $1,928 per ounce for Q3 2023.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz) Q3 2024 compared to Q3 2023

BARRICK THIRD QUARTER 2024	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

For Q3 2024, attributable gold production was 96 thousand ounces lower than Q3 2023, primarily due to the planned shutdown of the Gold Quarry roaster at Carlin, less open pit oxide ore mined at Cortez following the transition to Crossroads Phase 6, as well as lower grades processed at Kibali. This was partially offset by higher production at Pueblo Viejo driven by higher throughput resulting from the plant expansion, higher grades processed and improved recoveries due to better flotation circuit performance. This was combined with higher production at Porgera (included in the “Other” category above) as significant ramp up progress was achieved during Q2 2024 and continued into Q3.

  Copper revenues for Q3 2024 increased by 2% compared to Q3 2023, due to a higher realized copper price1, partially offset by slightly lower sales volumes. In Q3 2024, the realized copper price1 was higher than the market copper price, as discussed above, whereas the realized copper price1 was slightly lower than the market copper price in Q3 2023 due to the impact of negative provisional price adjustments.

  Attributable copper production for Q3 2024 was 3 thousand tonnes lower than Q3 2023, mainly due to lower grades processed and lower throughput at Lumwana.

YTD 2024 compared to YTD 2023

For YTD 2024, gold revenues increased by 12% compared to YTD 2023, primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volumes. The average market price for YTD 2024 was $2,296 per ounce versus $1,930 per ounce for YTD 2023.

  For YTD 2024, attributable gold production was 169 thousand ounces lower than YTD 2023, primarily driven by lower production at Cortez as a result of lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground in line with the mine plan, and at Carlin due to lower grades processed, lower recoveries and the reduction in open pit ore mined. This was partially offset by higher production at Porgera following the ramp up of operations in 2024.

  Copper revenues for YTD 2024 increased by 5% compared to YTD 2023, as result of a higher realized copper price1, partially offset by lower sales volume. For YTD 2024, the realized copper price1 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas the realized copper price1 was slightly lower than the market copper price in YTD 2023 due to the impact of negative provisional pricing adjustments.

  Attributable copper production for YTD 2024, decreased by 8 thousand tonnes compared to YTD 2023, mainly due to lower production at Lumwana resulting from lower grades processed and lower throughput.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Gold

Site operating costs	1,332	1,289	1,208	3,878	3,660

Depreciation	409	401	427	1,217	1,285

Royalty expense	106	99	90	293	279

Community relations	9	10	11	28	26

Cost of sales	1,856	1,799	1,736	5,416	5,250

Cost of sales ($/oz)[a]	1,472	1,441	1,277	1,447	1,325

Total cash costs ($/oz)[b]	1,104	1,059	912	1,072	953

All-in sustaining costs ($/oz)[b]	1,507	1,498	1,255	1,495	1,325

Copper

Site operating costs	109	84	81	288	296

Depreciation	60	71	70	191	173

Royalty expense	17	16	15	45	46

Community relations	1	1	1	3	2

Cost of sales	187	172	167	527	517

Cost of sales ($/lb)[a]	3.23	3.05	2.68	3.16	2.90

C1 cash costs ($/lb)[b]	2.49	2.18	2.05	2.35	2.33

All-in sustaining costs ($/lb)[b]	3.57	3.67	3.23	3.62	3.25

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.

Q3 2024 compared to Q2 2024

In Q3 2024, gold cost of sales on a consolidated basis was 3% higher than Q2 2024, mainly due to higher sales volumes, combined with higher royalties as a result of a higher realized gold price1. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted, and therefore each mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 2% and 4% higher, respectively, than Q2 2024, mainly due to the impact of increased maintenance costs associated with the planned autoclave shutdown at Turquoise Ridge and higher processing costs at Cortez. The increase in the realized gold price1 compared to Q2 2024 also contributed to this increase ($6/ oz impact).

  In Q3 2024, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, increased by 1% compared to Q2 2024. This was primarily due to higher total cash costs per ounce1, partially offset by decreased minesite sustaining capital expenditures1.

  In Q3 2024, copper cost of sales on a consolidated basis was 9% higher than Q2 2024, mainly due to higher

BARRICK THIRD QUARTER 2024	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

processing and maintenance costs, partially offset by lower depreciation expense. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were 6% and 14% higher, respectively, compared to Q2 2024, primarily at Lumwana due to higher processing costs as a result of increased power costs, higher maintenance costs, and decreased capitalized stripping.

  In Q3 2024, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 3% lower than Q2 2024, primarily due to a decrease in minesite sustaining capital expenditures1 related to lower capitalized waste stripping at Lumwana, partially offset by an increase in C1 cash costs per pound1, as discussed above.

Q3 2024 compared to Q3 2023

  For Q3 2024, gold cost of sales on a consolidated basis was 7% higher than Q3 2023, mainly due to higher site operating costs and higher royalties as a result of a higher realized gold price1. This was partially offset by lower sales volumes. As described above, our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 15% and 21% higher, respectively, compared to Q3 2023. This was mainly due to lower sales volumes, combined with lower tonnes processed, lower recoveries and lower capitalized stripping at Carlin. This was combined with higher royalties, as explained above ($20/oz impact).

  For Q3 2024, gold all-in sustaining costs per ounce1 were 20% higher than Q3 2023, primarily due to higher total cash costs per ounce1, as described above, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

  For Q3 2024, copper cost of sales on a consolidated basis was 12% higher than Q3 2023, primarily due to the impact of higher processing and maintenance costs, partially offset by lower depreciation expense. As described above, our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs1 were both 21% higher compared to Q3 2023, due to higher processing and maintenance costs at Lumwana.

  For Q3 2024, copper all-in sustaining costs per pound1 were 11% higher than Q3 2023, primarily reflecting higher C1 cash costs per pound1, as per above, partially offset by lower minesite sustaining capital expenditures1 resulting from lower capitalized stripping at Lumwana.

YTD 2024 compared to YTD 2023

  For YTD 2024, cost of sales applicable to gold was 3% higher than YTD 2023, mainly due to higher site operating costs and increased royalties as a result of a higher realized gold price1, partially offset by lower depreciation. On a per ounce basis, gold cost of sales2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees (refer to explanation above), were 9% and 12% higher, respectively, than YTD 2023. This was primarily due to higher plant maintenance costs and higher electricity unit prices and consumption at Pueblo Viejo; lower grades processed and lower recoveries at Carlin; and higher royalties due to the increase in the realized gold price1 ($10/oz impact).

  For YTD 2024, gold all-in sustaining costs per ounce1 increased by 13% compared to YTD 2023, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

  For YTD 2024, copper cost of sales on a consolidated basis was 2% higher than YTD 2023, primarily due to higher depreciation expense. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees (refer to explanation above). Copper cost of sales per pound2 and C1 cash costs per pound1 were 9% and 1% higher, respectively, compared to YTD 2023, due to lower grades processed at Lumwana. Copper cost of sales per pound2 was further impacted by higher depreciation due to the new fleet placed into service in 2023 at Lumwana.

  For YTD 2024, copper all-in sustaining costs per pound1 were 11% higher than YTD 2023, primarily due to a higher C1 cash costs per pound1, as discussed above, combined with higher minesite sustaining capital expenditures1 which was mainly driven by the increase in waste stripping tonnes following the investment in the owner stripping fleet at Lumwana.

General and Administrative Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Corporate administration	25	24	23	76	74

Share-based compensation[a]	21	8	7	30	23

General & administrative expenses	46	32	30	106	97

a.	Based on a US$20.45 share price as at September 30, 2024 (June 30, 2024: US$16.67 and September 30, 2023: US$15.79).

General and administrative expenses for the current period increased compared to the prior periods primarily as a result higher share-based compensation expenses due to a larger increase in our share price during the current quarter compared to prior periods.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Global exploration and evaluation	45	47	35	116	99

Project costs:

Reko Diq	30	25	16	94	35

Lumwana	0	0	9	0	26

Other	19	19	15	57	62

Global exploration and evaluation and project expense	94	91	75	267	222

Minesite exploration and evaluation	10	6	11	29	36

Total exploration, evaluation and project expenses	104	97	86	296	258

BARRICK THIRD QUARTER 2024	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Exploration, evaluation and project expenses for Q3 2024 and YTD 2024 increased compared to the same prior year periods, driven by higher project costs at Reko Diq due to the ramp-up of project activities and higher global exploration and evaluation costs mainly driven by Fourmile (refer to Growth Projects section). This was partially offset by lower project costs at Lumwana as the PFS work was completed in 2023 and the feasibility study costs are capitalized.

Finance Costs, Net

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Interest expense[a]	137	109	100	339	299

Accretion	23	23	22	67	64

Interest capitalized	(4)	(12)	(12)	(29)	(27)

Other finance costs	2	1	2	4	4

Finance income	(76)	(70)	(60)	(217)	(186)

Finance costs, net	82	51	52	164	154

a.

For Q3 2024 and YTD 2024, interest expense includes approximately $8 million and $24 million, respectively, of non-cash interest expense relating to the streaming agreement with Royal Gold Inc. (Q2 2024: $8 million; Q3 2023: $8 million; YTD 2023: $25 million). Interest expense also includes approximately $44 million and $60 million, respectively, relating to finance costs in Argentina (Q2 2024: $16 million; Q3 2023: $nil; YTD 2023: $nil)

Finance costs, net for the current periods were higher than the prior periods, mainly due to higher interest expense due to increased finance costs in Argentina associated with cash repatriation, partially offset by higher finance income.

Additional Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Impairment charges	2	1	0	20	23

Loss on currency translation	4	5	30	21	56

Closed mine rehabilitation	59	(9)	(44)	48	(35)

Other expense	46	80	58	143	128

Loss on Currency Translation

Loss on currency translation in Q3 2024 decreased by $26 million compared to Q3 2023, as a result of unrealized foreign currency gains related to the Chilean peso and Zambian kwacha in Q3 2024 compared to a loss in Q3 2023.

  Loss on currency translation for YTD 2024 decreased by $35 million compared to YTD 2023, mainly due to the unrealized foreign currency losses in YTD 2023 related to the Zambian kwacha resulting from the high inflation levels and the country’s debt restructuring concerns.

  Currency fluctuations result in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Closed Mine Rehabilitation

Closed mine rehabilitation in the current periods was an expense, compared to income in the prior periods, mainly due to a decrease in the market real risk-free rate used to discount the closure provision, compared to an increase in the prior periods, combined with a current period update to the provision relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick.

Other Expense

Other expense in Q3 2024 mainly related to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. Other expense in YTD 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements), which was recorded in Q2 2024. Other expense in Q3 2023 mainly related to care and maintenance expenses at Porgera, combined with litigation accruals and settlements. YTD 2023 was further impacted by the $30 million accrual relating to the expansion of education infrastructure in Tanzania, also pursuant to the Twiga partnership.

  For a further breakdown of other expense, refer to note 8 to the Financial Statements.

Income Tax Expense

Income tax expense was $245 million in Q3 2024. The unadjusted effective income tax rate in Q3 2024 was 24% of income before income taxes.

  The underlying effective income tax rate on ordinary income in Q3 2024 was 26% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of the sale of non-current assets, the impact of non-deductible foreign exchange losses; the impact of prior year adjustments; the impact of the community relations projects at Tanzania per our community investment obligations under the Twiga partnership; and the impact of other expense adjustments.

  We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 9 of the Financial Statements.

Withholding Taxes

In Q3 2024, we recorded $16 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Based on the analysis performed to date to assess our exposure to the recently enacted Pillar Two income taxes in Canada, we do not expect the impact of Pillar Two provisions to be material to the Company for 2024 although this assessment is ongoing.

BARRICK THIRD QUARTER 2024	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/24	As at 12/31/23

Total cash and equivalents	4,225	4,148

Current assets	3,802	3,290

Non-current assets	39,327	38,373

Total Assets	47,354	45,811

Current liabilities excluding short-term debt	3,016	2,345

Non-current liabilities excluding long-term debt[a]	6,716	6,738

Debt (current and long-term)	4,725	4,726

Total Liabilities	14,457	13,809

Total shareholders’ equity	23,831	23,341

Non-controlling interests	9,066	8,661

Total Equity	32,897	32,002

Total common shares outstanding (millions of shares)[b]	1,748	1,756

Debt, net of cash	500	578

Key Financial Ratios:

Current ratio[c]	2.65:1	3.16:1

Debt-to-equity[d]	0.14:1	0.15:1

Net leverage[e]	0.1:1	0.1:1

a.	Non-current financial liabilities as at September 30, 2024 were $5,215 million (December 31, 2023: $5,221 million).
b.	As of October 29, 2024, the number of common shares outstanding is 1,748,048,766.
c.	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2024 and December 31, 2023.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2024 and December 31, 2023.
e.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.

Balance Sheet Review

Total assets were $47.4 billion as at September 30, 2024, higher than total assets as at December 31, 2023.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at September 30, 2024 were $14.5 billion, higher than total liabilities at December 31, 2023. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.

Total cash and cash equivalents as at September 30, 2024 were $4.2 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at September 30, 2024, our total debt was $4.7 billion (debt, net of cash and equivalents was $500 million) and our debt-to-equity ratio was 0.14:1. This compares to total debt as at December 31, 2023 of $4.7 billion (debt, net of cash and equivalents was $578 million), and a debt-to-equity ratio of 0.15:1.

Uses of cash for the remainder of 2024 include capital commitments of $360 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $650 to $1,050 million during the remainder of the year, based on our annual guidance range on page 10. For the remainder of 2024, we have contractual obligations and commitments of $611 million for supplies and consumables. In addition, we have $124 million in interest payments and other amounts as detailed in the table on page 44. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As previously disclosed, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at September 30, 2024, we have purchased $144 million of shares under this program, including $95 million during Q3.

We also have a performance dividend policy that enhances shareholder returns when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our balance sheet at the end of each quarter as per the schedule below.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend

Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share

Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share

Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share

Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the

BARRICK THIRD QUARTER 2024	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

  Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2024, we completed an update to our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2029. The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.01:1 as at September 30, 2024 (0.02:1 as at December 31, 2023).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net cash provided by operating activities	1,180	1,159	1,127	3,099	2,735

Investing activities

Capital expenditures	(736)	(819)	(768)	(2,283)	(2,225)

Funding of equity method investments	0	(11)	0	(55)	0

Dividends received from equity method investments	38	42	74	127	159

Shareholder loan repayments from equity method investments	49	45	0	139	0

Investment sales	44	33	3	77	3

Other	2	7	2	9	13

Total investing outflows	(603)	(703)	(689)	(1,986)	(2,050)

Net change in debt[a]	(4)	(4)	(3)	(11)	(11)

Dividends[b]	(174)	(175)	(175)	(524)	(524)

Net disbursements to non-controlling interests	(110)	(139)	(162)	(348)	(376)

Share buyback program	(95)	(49)	0	(144)	0

Other	(4)	5	7	(6)	48

Total financing outflows	(387)	(362)	(333)	(1,033)	(863)

Effect of exchange rate	(1)	0	(1)	(3)	(1)

Increase (decrease) in cash and equivalents	189	94	104	77	(179)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For Q3 2024 and YTD 2024, we declared and paid dividends per share in US dollars totaling $0.10 and $0.30, respectively (Q2 2024: declared and paid $0.10; Q3 2023: declared and paid $0.10; YTD 2023: declared and paid $0.30).

Q3 2024 compared to Q2 2024

In Q3 2024, we generated $1,180 million in operating cash flow, compared to $1,159 million in Q2 2024. The increase of $21 million was primarily due to a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters. These results were combined with higher realized gold prices1, and increased gold sales volumes, partially offset by higher total cash costs/C1 cash costs per ounce/pound1 and lower realized copper prices1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable, inventory and accounts payable.

  Cash outflows from investing activities in Q3 2024 were $603 million, compared to $703 million in Q2 2024. The decreased outflow of $100 million was primarily due to lower capital expenditures relating to decreased minesite sustaining capital expenditures1 mainly due to lower capitalized stripping at Carlin and Lumwana, partially offset

BARRICK THIRD QUARTER 2024	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

by higher project capital expenditures1 relating to early works expenditure at Reko Diq.

  Net financing cash outflows for Q3 2024 amounted to $387 million, compared to $362 million in Q2 2024. The increase of $25 million is primarily due to higher repurchases of shares under our share buyback program compared to Q2 2024, partially offset by lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo.

Q3 2024 compared to Q3 2023

In Q3 2024, we generated $1,180 million in operating cash flow, compared to $1,127 million in Q3 2023. The increase of $53 million was primarily due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. These results were partially offset by an unfavorable movement in working capital, mainly in accounts receivable.

  Cash outflows from investing activities in Q3 2024 were $603 million compared to $689 million in Q3 2023. The decrease of $86 million was primarily due to shareholder loan repayments from equity method investments, in particular Kibali, and cash proceeds received from the sale of some of our investments in other mining companies. This was combined with lower capital expenditures driven by decreased minesite sustaining capital expenditures1 and slightly lower project capital expenditures1. Lower minesite sustaining capital expenditures1 primarily relates to lower capitalized waste stripping at Carlin and Lumwana. The decrease in project capital expenditures1 was due to the Pueblo Viejo plant expansion project and TS Solar Project at NGM being substantially completed in the prior year although this was largely offset by early works expenditure at Reko Diq. These impacts were partially offset by decreased dividends received from equity method investments, in particular Kibali.

  Net financing cash outflows for Q3 2024 amounted to $387 million compared to $333 million in Q3 2023. The increase of $54 million is primarily due to the repurchase of shares under our share buyback program, partially offset by lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

YTD 2024 compared to YTD 2023

For YTD 2024, we generated $3,099 million in operating cash flow, compared to $2,735 million in YTD 2023. The increase of $364 million was primarily due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was partially offset by higher cash taxes paid, and an unfavorable change in working capital, mainly in other current assets, accounts receivable, accounts payable and other current liabilities.

  Cash outflows from investing activities for YTD 2024 were $1,986 million compared to $2,050 million in YTD 2023. The decrease of $64 million was primarily due to shareholder loan repayments made by equity method investments, in particular Kibali, and cash proceeds received from the sale of some of our investments in other mining companies. This was partially offset by higher capital expenditures as a result of higher minesite capital expenditures1 driven by increased capitalized waste stripping at Carlin and Lumwana, partially offset by lower project capital expenditures1 as the Pueblo Viejo plant expansion project and TS Solar Project at NGM were substantially completed in the prior year. Cash outflows from investing activities was further negatively impacted by funding made to Porgera.

  Net financing cash outflows for YTD 2024 amounted to $1,033 million, compared to $863 million in YTD 2023. The increased outflow of $170 million is primarily due to the repurchase of shares under our share buyback program in the current year. This was combined with shareholder loan repayments made to Newmont by Pueblo Viejo in the current period whereas in the same prior year period Pueblo Viejo was drawing down on this loan (included in “Other” financing activities).

BARRICK THIRD QUARTER 2024	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 15 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/24

	2024	2025	2026	2027	2028	2029 and thereafter	Total

Debt[a]

Repayment of principal	0	12	47	0	0	4,631	4,690

Capital leases	4	13	9	9	5	15	55

Interest	124	285	282	279	279	2,938	4,187

Provisions for environmental rehabilitation[b]	211	170	113	88	119	1,866	2,567

Restricted share units	10	30	9	0	0	0	49

Pension benefits and other post-retirement benefits	1	5	5	5	4	51	71

Purchase obligations for supplies and consumables[c]	611	336	222	202	165	198	1,734

Capital commitments[d]	360	236	52	0	0	0	648

Social development costs[e]	71	15	11	6	3	57	163

Other obligations[f]	4	52	75	58	59	540	788

Total	1,396	1,154	825	647	634	10,296	14,952

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2024. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2029 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK THIRD QUARTER 2024	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2024	2024	2024	2023	2023	2023	2023	2022

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	3,368	3,162	2,747	3,059	2,862	2,833	2,643	2,774

Realized price per ounce – gold[b]	2,494	2,344	2,075	1,986	1,928	1,972	1,902	1,728

Realized price per pound – copper[b]	4.27	4.53	3.86	3.78	3.78	3.70	4.20	3.81

Cost of sales	2,051	1,979	1,936	2,139	1,915	1,937	1,941	2,093

Net earnings	483	370	295	479	368	305	120	(735)

Per share (dollars)[c]	0.28	0.21	0.17	0.27	0.21	0.17	0.07	(0.42)

Adjusted net earnings[b]	529	557	333	466	418	336	247	220

Per share (dollars)[b,c]	0.30	0.32	0.19	0.27	0.24	0.19	0.14	0.13

Operating cash flow	1,180	1,159	760	997	1,127	832	776	795

Consolidated capital expenditures[d]	736	819	728	861	768	769	688	891

Free cash flow[b]	444	340	32	136	359	63	88	(96)

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and deliver returns to shareholders.

In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In Q2 2024, we recorded a provision following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements). In Q4 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon. In Q1 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million accrual relating to the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In Q4 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2024	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2024	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net earnings attributable to equity holders of the Company	483	370	368	1,148	793

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	1	0	20	23

Acquisition/disposition gains	(1)	(5)	(4)	(7)	(10)

Loss on currency translation	4	5	30	21	56

Significant tax adjustments[b]	(30)	137	19	136	100

Other expense (income) adjustments[c]	97	48	(5)	136	55

Non-controlling interest[d]	(7)	0	4	(11)	(9)

Tax effect[d]	(19)	1	6	(24)	(7)

Adjusted net earnings	529	557	418	1,419	1,001

Net earnings per share[e]	0.28	0.21	0.21	0.65	0.45

Adjusted net earnings per share[e]	0.30	0.32	0.24	0.81	0.57

a.	The net impairment charges for YTD 2024 and 2023 relate to miscellaneous assets.
b.

For Q3 2024 and YTD 2024, significant tax adjustments include the de-recognition of deferred tax assets; the impact of the community relations projects at Tanzania per our community investment obligations under the Twiga partnership, and the re-measurement of deferred tax balances. Significant tax adjustments for YTD 2024 also include the proposed settlement of the Zaldívar Tax Assessments in Chile, and adjustments in respect of prior years. For YTD 2023, significant tax adjustments mainly related to the settlement agreement to resolve the tax dispute at Porgera, the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances.

c.

For Q3 2024, other expense adjustments mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024. Other expense adjustments for YTD 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera, and the $30 million accrual relating to the expansion of education infrastructure in Tanzania, also pursuant to the Twiga partnership.

d.	Non-controlling interest and tax effect for YTD 2024 primarily relates to other expense adjustments and net impairment charges.
e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net cash provided by operating activities	1,180	1,159	1,127	3,099	2,735

Capital expenditures	(736)	(819)	(768)	(2,283)	(2,225)

Free cash flow	444	340	359	816	510

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2024	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Minesite sustaining capital expenditures	511	631	529	1,692	1,507

Project capital expenditures	221	176	227	562	691

Capitalized interest	4	12	12	29	27

Total consolidated capital expenditures	736	819	768	2,283	2,225

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of total cash costs and all-in sustaining costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce and all-in sustaining costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2024	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Cost of sales applicable to gold production		1,856	1,799	1,736	5,416	5,250

Depreciation		(409)	(401)	(427)	(1,217)	(1,285)

Cash cost of sales applicable to equity method investments		93	77	65	226	195

By-product credits		(58)	(75)	(65)	(189)	(186)

Non-recurring items	a	0	0	0	0	0

Other	b	3	5	7	10	12

Non-controlling interests	c	(417)	(393)	(380)	(1,210)	(1,146)

Total cash costs		1,068	1,012	936	3,036	2,840

General & administrative costs		46	32	30	106	97

Minesite exploration and evaluation costs	d	10	6	11	29	36

Minesite sustaining capital expenditures	e	511	631	529	1,692	1,507

Sustaining leases		8	9	7	23	23

Rehabilitation - accretion and amortization (operating sites)	f	14	20	14	51	43

Non-controlling interest, copper operations and other	g	(199)	(278)	(238)	(701)	(594)

All-in sustaining costs		1,458	1,432	1,289	4,236	3,952

Ounces sold - attributable basis (000s ounces)	h	967	956	1,027	2,833	2,982

Cost of sales per ounce	i,j	1,472	1,441	1,277	1,447	1,325

Total cash costs per ounce	j	1,104	1,059	912	1,072	953

Total cash costs per ounce (on a co-product basis)	j,k	1,145	1,112	954	1,117	995

All-in sustaining costs per ounce	j	1,507	1,498	1,255	1,495	1,325

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,548	1,551	1,297	1,540	1,367

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.

Other - Other adjustments for Q3 2024 and YTD 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (Q2 2024: $nil; Q3 2023: $nil; YTD 2023: $3 million), which was producing incidental ounces until December 31, 2023 while in closure.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $556 million and $1,630 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $532 million; Q3 2023: $536 million; YTD 2023: $1,598 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 39 of this MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

General & administrative costs	(7)	(6)	(5)	(17)	(16)

Minesite exploration and evaluation expenses	(2)	(4)	(4)	(8)	(12)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)	(16)	(15)

Minesite sustaining capital expenditures	(185)	(262)	(224)	(660)	(551)

All-in sustaining costs total	(199)	(278)	(238)	(701)	(594)

h.

Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.

Cost of sales per ounce - Figures remove the cost of sales impact of: Pierina of $nil and $nil, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $nil; Q3 2023: $nil; YTD 2023: $3 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - Cost of sales per ounce, total cash costs per ounce and all-in sustaining costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce and all-in sustaining costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK THIRD QUARTER 2024	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

By-product credits	58	75	65	189	186

Non-controlling interest	(18)	(24)	(22)	(60)	(61)

By-product credits (net of non-controlling interest)	40	51	43	129	125

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 9/30/24

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		449	246	208	83	987	55	1,042

Depreciation		(69)	(55)	(46)	(15)	(185)	(8)	(193)

By-product credits		(1)	0	(1)	(39)	(41)	0	(41)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(8)	0	0	7	(1)	0	(1)

Non-controlling interests		(143)	(73)	(62)	(14)	(293)	0	(293)

Total cash costs		228	118	99	22	467	47	514

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	3	2	1	9	0	9

Minesite sustaining capital expenditures	f	150	57	25	13	251	11	262

Sustaining capital leases		0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	4	4	1	2	11	0	11

Non-controlling interests		(60)	(26)	(11)	(6)	(106)	0	(106)

All-in sustaining costs		325	156	116	32	632	59	691

Ounces sold - attributable basis (000s ounces)		183	99	77	28	387	28	415

Cost of sales per ounce	h,i	1,478	1,526	1,674	1,789	1,553	1,929	1,579

Total cash costs per ounce	i	1,249	1,180	1,295	764	1,205	1,623	1,234

Total cash costs per ounce (on a co-product basis)	i,j	1,252	1,183	1,305	1,465	1,260	1,633	1,286

All-in sustaining costs per ounce	i	1,771	1,570	1,516	1,113	1,633	2,044	1,661

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,774	1,573	1,526	1,814	1,688	2,054	1,713

($ millions, except per ounce information in dollars)		For the three months ended 9/30/24

	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific

Cost of sales applicable to gold production		235	102	22	359

Depreciation		(78)	(24)	(3)	(105)

By-product credits		(5)	(3)	0	(8)

Non-recurring items	c	0	0	0	0

Other	d	0	0	0	0

Non-controlling interests		(61)	0	0	(61)

Total cash costs		91	75	19	185

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	0	1	1

Minesite sustaining capital expenditures	f	41	33	3	77

Sustaining capital leases		0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	0	0	2

Non-controlling interests		(18)	0	0	(18)

All-in sustaining costs		116	108	23	247

Ounces sold - attributable basis (000s ounces)		96	78	19	193

Cost of sales per ounce	h,i	1,470	1,311	1,163	1,375

Total cash costs per ounce	i	957	951	999	959

Total cash costs per ounce (on a co-product basis)	i,j	985	995	1,016	992

All-in sustaining costs per ounce	i	1,221	1,385	1,214	1,286

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,249	1,429	1,231	1,319

BARRICK THIRD QUARTER 2024	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/24

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		212	111	102	85	74	584

Depreciation		(66)	(35)	(23)	(8)	(16)	(148)

By-product credits		0	0	(1)	0	(6)	(7)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	2	2

Non-controlling interests		(29)	0	(12)	(8)	(9)	(58)

Total cash costs		117	76	66	69	45	373

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	70	12	17	8	12	119

Sustaining capital leases		0	1	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0	3

Non-controlling interests		(14)	0	(3)	(1)	(1)	(19)

All-in sustaining costs		174	89	82	76	56	477

Ounces sold - attributable basis (000s ounces)		135	77	78	32	37	359

Cost of sales per ounce	h,i	1,257	1,441	1,108	2,403	1,628	1,404

Total cash costs per ounce	i	865	978	850	2,184	1,191	1,037

Total cash costs per ounce (on a co-product basis)	i,j	866	983	863	2,188	1,288	1,052

All-in sustaining costs per ounce	i	1,288	1,172	1,052	2,388	1,470	1,328

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,289	1,177	1,065	2,392	1,567	1,343

($ millions, except per ounce information in dollars)					For the three months ended 6/30/24

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		461	224	185	88	960	64	1,024

Depreciation		(80)	(57)	(42)	(17)	(197)	(10)	(207)

By-product credits		0	(1)	(1)	(44)	(46)	0	(46)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(4)	0	0	7	3	0	3

Non-controlling interests		(145)	(64)	(55)	(14)	(278)	0	(278)

Total cash costs		232	102	87	20	442	54	496

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	2	2	2	10	0	10

Minesite sustaining capital expenditures	f	211	65	29	13	328	9	337

Sustaining capital leases		0	0	0	0	1	2	3

Rehabilitation - accretion and amortization (operating sites)	g	4	4	1	2	11	0	11

Non-controlling interests		(85)	(26)	(12)	(6)	(134)	0	(134)

All-in sustaining costs		365	147	107	31	658	65	723

Ounces sold - attributable basis (000s ounces)		202	101	70	27	400	39	439

Cost of sales per ounce	h,i	1,390	1,366	1,603	2,018	1,464	1,663	1,482

Total cash costs per ounce	i	1,145	1,013	1,235	781	1,104	1,395	1,129

Total cash costs per ounce (on a co-product basis)	i,j	1,147	1,017	1,242	1,638	1,164	1,404	1,185

All-in sustaining costs per ounce	i	1,805	1,447	1,505	1,167	1,636	1,660	1,638

All-in sustaining costs per ounce (on a co- product basis)	i,j	1,807	1,451	1,512	2,024	1,696	1,669	1,694

BARRICK THIRD QUARTER 2024	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the three months ended 6/30/24

	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific

Cost of sales applicable to gold production		213	88	14	315

Depreciation		(63)	(22)	(2)	(87)

By-product credits		(14)	(3)	(1)	(18)

Non-recurring items	c	0	0	0	0

Other	d	0	0	0	0

Non-controlling interests		(55)	0	0	(55)

Total cash costs		81	63	11	155

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0

Minesite sustaining capital expenditures	f	52	25	0	77

Sustaining capital leases		0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	2	0	1	3

Non-controlling interests		(21)	0	0	(21)

All-in sustaining costs		114	88	13	215

Ounces sold - attributable basis (000s ounces)		79	68	12	159

Cost of sales per ounce	h,i	1,630	1,298	1,132	1,441

Total cash costs per ounce	i	1,024	931	941	977

Total cash costs per ounce (on a co-product basis)	i,j	1,147	978	980	1,061

All-in sustaining costs per ounce	i	1,433	1,308	1,079	1,348

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,556	1,355	1,118	1,432

($ millions, except per ounce information in dollars)				For the three months ended 6/30/24

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		198	107	94	101	74	574

Depreciation		(62)	(36)	(18)	(12)	(16)	(144)

By-product credits		0	(1)	(1)	0	(7)	(9)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(27)	0	(12)	(10)	(8)	(57)

Total cash costs		109	70	63	79	43	364

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	76	16	12	5	13	122

Sustaining capital leases		1	2	0	1	0	4

Rehabilitation - accretion and amortization (operating sites)	g	2	1	1	3	1	8

Non-controlling interests		(16)	0	(2)	(1)	(3)	(22)

All-in sustaining costs		172	89	74	87	54	476

Ounces sold - attributable basis (000s ounces)		137	81	50	46	44	358

Cost of sales per ounce	h,i	1,160	1,313	1,570	1,960	1,438	1,389

Total cash costs per ounce	i	795	868	1,266	1,716	985	1,019

Total cash costs per ounce (on a co-product basis)	i,j	796	873	1,273	1,723	1,130	1,040

All-in sustaining costs per ounce	i	1,251	1,086	1,491	1,899	1,243	1,330

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,252	1,091	1,498	1,906	1,388	1,351

BARRICK THIRD QUARTER 2024	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		458	273	164	6	96	997	53	1,050

Depreciation		(83)	(88)	(45)	(3)	(18)	(237)	(6)	(243)

By-product credits		(1)	0	(1)	0	(41)	(43)	(1)	(44)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(5)	0	0	0	6	2	0	2

Non-controlling interests		(142)	(72)	(45)	(1)	(17)	(277)	0	(277)

Total cash costs		227	113	73	2	26	442	46	488

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	6	2	1	0	1	10	0	10

Minesite sustaining capital expenditures	f	169	62	19	0	10	264	9	273

Sustaining capital leases		0	0	0	0	0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	g	3	5	1	0	1	10	0	10

Non-controlling interests		(69)	(27)	(8)	0	(4)	(110)	0	(110)

All-in sustaining costs		336	155	86	2	34	617	56	673

Ounces sold - attributable basis (000s ounces)		238	135	78	2	27	480	31	511

Cost of sales per ounce	h,i	1,166	1,246	1,300	1,832	2,235	1,273	1,721	1,300

Total cash costs per ounce	i	953	840	938	778	1,003	921	1,502	956

Total cash costs per ounce (on a co-product basis)	i,j	954	844	944	779	1,812	968	1,508	1,001

All-in sustaining costs per ounce	i	1,409	1,156	1,106	831	1,264	1,286	1,799	1,317

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,410	1,160	1,112	832	2,073	1,333	1,805	1,362

($ millions, except per ounce information in dollars)			For the three months ended 9/30/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		195	64	259

Depreciation		(65)	(15)	(80)

By-product credits		(8)	(3)	(11)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(49)	0	(49)

Total cash costs		73	46	119

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	1	1

Minesite sustaining capital expenditures	f	44	13	57

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1

Non-controlling interests		(19)	0	(19)

All-in sustaining costs		99	60	159

Ounces sold - attributable basis (000s ounces)		77	47	124

Cost of sales per ounce	h,i	1,501	1,376	1,468

Total cash costs per ounce	i	935	988	953

Total cash costs per ounce (on a co-product basis)	i,j	995	1,050	1,014

All-in sustaining costs per ounce	i	1,280	1,314	1,304

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,340	1,376	1,365

BARRICK THIRD QUARTER 2024	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		198	112	88	74	68	540

Depreciation		(57)	(44)	(17)	(10)	(16)	(144)

By-product credits		0	(1)	(1)	(1)	(6)	(9)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(11)	(6)	(7)	(52)

Total cash costs		113	67	59	57	39	335

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	53	8	29	6	14	110

Sustaining capital leases		(1)	2	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	1	2	1	(1)	0	3

Non-controlling interests		(10)	0	(5)	(1)	(2)	(18)

All-in sustaining costs		156	79	84	61	51	431

Ounces sold - attributable basis (000s ounces)		145	97	59	46	45	392

Cost of sales per ounce	h,i	1,087	1,152	1,244	1,423	1,261	1,186

Total cash costs per ounce	i	773	694	999	1,217	859	850

Total cash costs per ounce (on a co-product basis)	i,j	774	698	1,007	1,222	973	866

All-in sustaining costs per ounce	i	1,068	801	1,429	1,331	1,132	1,095

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,069	805	1,437	1,336	1,246	1,111

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/24

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		1,378	731	567	259	2,938	184	3,122

Depreciation		(232)	(187)	(125)	(50)	(595)	(27)	(622)

By-product credits		(2)	(2)	(2)	(117)	(123)	0	(123)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(17)	0	0	20	3	0	3

Non-controlling interests		(434)	(208)	(170)	(43)	(856)	0	(856)

Total cash costs		693	334	270	69	1,367	157	1,524

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	9	6	5	4	25	0	25

Minesite sustaining capital expenditures	f	544	194	81	32	874	30	904

Sustaining capital leases		0	0	0	1	2	3	5

Rehabilitation - accretion and amortization (operating sites)	g	11	12	3	5	31	0	31

Non-controlling interests		(218)	(82)	(34)	(16)	(360)	0	(360)

All-in sustaining costs		1,039	464	325	95	1,939	190	2,129

Ounces sold - attributable basis (000s ounces)		592	321	209	89	1,211	105	1,316

Cost of sales per ounce	h,i	1,410	1,401	1,668	1,784	1,481	1,754	1,503

Total cash costs per ounce	i	1,171	1,039	1,294	770	1,128	1,486	1,157

Total cash costs per ounce (on a co-product basis)	i,j	1,173	1,042	1,301	1,444	1,180	1,495	1,206

All-in sustaining costs per ounce	i	1,753	1,445	1,554	1,065	1,600	1,798	1,616

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,755	1,448	1,561	1,739	1,652	1,807	1,665

BARRICK THIRD QUARTER 2024	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/24

	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific

Cost of sales applicable to gold production		658	235	36	929

Depreciation		(203)	(57)	(5)	(265)

By-product credits		(29)	(7)	(1)	(37)

Non-recurring items	c	0	0	0	0

Other	d	0	0	0	0

Non-controlling interests		(171)	0	0	(171)

Total cash costs		255	171	30	456

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	3	1	4

Minesite sustaining capital expenditures	f	135	79	3	217

Sustaining capital leases		0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	5	0	1	6

Non-controlling interests		(56)	0	0	(56)

All-in sustaining costs		339	253	36	628

Ounces sold - attributable basis (000s ounces)		257	179	31	467

Cost of sales per ounce	h,i	1,538	1,308	1,151	1,424

Total cash costs per ounce	i	995	945	977	975

Total cash costs per ounce (on a co-product basis)	i,j	1,063	989	1,002	1,031

All-in sustaining costs per ounce	i	1,322	1,409	1,162	1,345

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,390	1,453	1,187	1,401

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/24

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		616	304	288	259	219	1,686

Depreciation		(195)	(99)	(59)	(30)	(47)	(430)

By-product credits		0	(1)	(2)	0	(19)	(22)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	2	2

Non-controlling interests		(84)	0	(36)	(24)	(25)	(169)

Total cash costs		337	204	191	205	130	1,067

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	196	43	51	15	46	351

Sustaining capital leases		1	5	0	1	0	7

Rehabilitation - accretion and amortization (operating sites)	g	4	1	4	7	1	17

Non-controlling interests		(40)	0	(9)	(3)	(7)	(59)

All-in sustaining costs		498	253	237	225	170	1,383

Ounces sold - attributable basis (000s ounces)		412	230	174	113	121	1,050

Cost of sales per ounce	h,i	1,197	1,320	1,393	2,062	1,511	1,386

Total cash costs per ounce	i	818	884	1,100	1,821	1,069	1,016

Total cash costs per ounce (on a co-product basis)	i,j	819	889	1,110	1,827	1,189	1,033

All-in sustaining costs per ounce	i	1,209	1,103	1,365	1,997	1,394	1,317

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,210	1,108	1,375	2,003	1,514	1,334

BARRICK THIRD QUARTER 2024	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		1,346	813	525	20	291	2,995	168	3,163

Depreciation		(237)	(246)	(138)	(12)	(55)	(688)	(21)	(709)

By-product credits		(2)	(2)	(3)	0	(119)	(126)	(1)	(127)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(13)	0	0	0	20	8	0	8

Non-controlling interests		(422)	(218)	(148)	(3)	(53)	(844)	0	(844)

Total cash costs		672	347	236	5	84	1,345	146	1,491

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	21	4	4	0	1	31	0	31

Minesite sustaining capital expenditures	f	431	210	72	0	22	749	29	778

Sustaining capital leases		0	0	0	0	1	2	2	4

Rehabilitation - accretion and amortization (operating sites)	g	9	14	2	0	3	28	1	29

Non-controlling interests		(178)	(88)	(30)	0	(10)	(312)	0	(312)

All-in sustaining costs		955	487	284	5	101	1,843	178	2,021

Ounces sold - attributable basis (000s ounces)		645	384	232	7	81	1,349	106	1,455

Cost of sales per ounce	h,i	1,266	1,303	1,391	1,691	2,225	1,359	1,579	1,375

Total cash costs per ounce	i	1,042	905	1,018	660	1,047	998	1,374	1,025

Total cash costs per ounce (on a co-product basis)	i,j	1,044	909	1,026	662	1,803	1,046	1,379	1,070

All-in sustaining costs per ounce	i	1,480	1,270	1,225	707	1,250	1,366	1,672	1,389

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,482	1,274	1,233	709	2,006	1,414	1,677	1,434

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		556	199	755

Depreciation		(189)	(55)	(244)

By-product credits		(26)	(7)	(33)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(138)	0	(138)

Total cash costs		203	137	340

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	4	4

Minesite sustaining capital expenditures	f	144	68	212

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	4	1	5

Non-controlling interests		(59)	0	(59)

All-in sustaining costs		292	211	503

Ounces sold - attributable basis (000s ounces)		246	136	382

Cost of sales per ounce	h,i	1,356	1,461	1,411

Total cash costs per ounce	i	824	1,007	887

Total cash costs per ounce (on a co-product basis)	i,j	892	1,057	949

All-in sustaining costs per ounce	i	1,185	1,555	1,333

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,253	1,605	1,395

BARRICK THIRD QUARTER 2024	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		612	314	262	233	213	1,634

Depreciation		(188)	(110)	(55)	(32)	(47)	(432)

By-product credits		0	(2)	(2)	(1)	(17)	(22)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(85)	0	(33)	(20)	(24)	(162)

Total cash costs		339	202	172	180	125	1,018

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	184	30	89	15	47	365

Sustaining capital leases		1	5	0	1	0	7

Rehabilitation - accretion and amortization (operating sites)	g	2	2	4	0	1	9

Non-controlling interests		(37)	0	(15)	(2)	(8)	(62)

All-in sustaining costs		489	239	250	194	165	1,337

Ounces sold - attributable basis (000s ounces)		419	251	193	143	139	1,145

Cost of sales per ounce	h,i	1,168	1,250	1,138	1,462	1,282	1,232

Total cash costs per ounce	i	809	808	893	1,256	896	889

Total cash costs per ounce (on a co-product basis)	i,j	809	813	900	1,260	1,000	905

All-in sustaining costs per ounce	i	1,166	954	1,298	1,356	1,188	1,169

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,166	959	1,305	1,360	1,292	1,185

a.	Includes Goldrush.

b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

c.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

d.	Other - Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting Q2 2022, which is producing incidental ounces.

e.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 39 of this MD&A.

f.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

g.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.

Cost of sales per ounce - Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - Cost of sales per ounce, total cash costs per ounce and all-in sustaining costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.

Co-product costs per ounce - Total cash costs per ounce and all-in sustaining costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 9/30/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	1	0	1	39	41	0	5

Non-controlling interest	(1)	0	(1)	(15)	(17)	0	(2)

By-product credits (net of non-controlling interest)	0	0	0	24	24	0	3

($ millions)					For the three months ended 9/30/24

	Veladero	Porgera[k]	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	3	0	0	0	1	0	6

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	3	0	0	0	1	0	5

BARRICK THIRD QUARTER 2024	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 6/30/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	0	1	1	44	46	0	14

Non-controlling interest	0	(1)	0	(17)	(18)	0	(6)

By-product credits (net of non-controlling interest)	0	0	1	27	28	0	8

($ millions)					For the three months ended 6/30/24

	Veladero	Porgera[k]	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	3	1	0	1	1	0	7

Non-controlling interest	0	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	3	1	0	1	1	0	6

($ millions)					For the three months ended 9/30/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	1	0	1	0	41	43	1

Non-controlling interest	(1)	0	0	0	(16)	(17)	0

By-product credits (net of non-controlling interest)	0	0	1	0	25	26	1

($ millions)					For the three months ended 9/30/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	8	3	0	1	1	1	6

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	4	3	0	1	1	1	5

($ millions)					For the nine months ended 9/30/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	2	2	2	117	123	0	29

Non-controlling interest	(1)	(1)	(1)	(45)	(48)	0	(12)

By-product credits (net of non-controlling interest)	1	1	1	72	75	0	17

($ millions)					For the nine months ended 9/30/24

	Veladero	Porgera[k]	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	7	1	0	1	2	0	19

Non-controlling interest	0	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	7	1	0	1	2	0	16

($ millions)					For the nine months ended 9/30/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	2	2	3	0	119	126	1

Non-controlling interest	(1)	(1)	(1)	0	(46)	(49)	0

By-product credits (net of non-controlling interest)	1	1	2	0	73	77	1

($ millions)					For the nine months ended 9/30/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	26	7	0	2	2	1	17

Non-controlling interest	(10)	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	16	7	0	2	2	1	14

k.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.

l.	Starting Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

BARRICK THIRD QUARTER 2024	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Cost of sales	187	172	167	527	517

Depreciation/amortization	(60)	(71)	(70)	(191)	(173)

Treatment and refinement charges	39	38	47	111	140

Cash cost of sales applicable to equity method investments	83	84	82	249	253

Less: royalties	(17)	(16)	(15)	(45)	(46)

By-product credits	(3)	(6)	(4)	(14)	(14)

Other	0	0	0	0	0

C1 cash costs	229	201	207	637	677

General & administrative costs	6	5	6	15	16

Rehabilitation - accretion and amortization	2	2	3	6	7

Royalties	17	16	15	45	46

Minesite exploration and evaluation costs	1	1	3	2	7

Minesite sustaining capital expenditures	71	111	91	265	182

Sustaining leases	2	4	2	7	9

All-in sustaining costs	328	340	327	977	944

Tonnes sold - attributable basis (thousands of tonnes)	42	42	46	123	132

Pounds sold - attributable basis (millions pounds)	91	93	101	270	291

Cost of sales per pound[a,b]	3.23	3.05	2.68	3.16	2.90

C1 cash costs per pound[a]	2.49	2.18	2.05	2.35	2.33

All-in sustaining costs per pound[a]	3.57	3.67	3.23	3.62	3.25

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per pound information in dollars)							For the three months ended

	9/30/24			6/30/24			9/30/23

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	86	187	23	78	172	32	83	167	22

Depreciation/amortization	(22)	(60)	(4)	(19)	(70)	(7)	(18)	(70)	(5)

Treatment and refinement charges	0	34	5	0	32	6	0	42	5

Less: royalties	0	(17)	0	0	(16)	0	0	(15)	0

By-product credits	0	0	(3)	0	0	(6)	(1)	0	(3)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	64	144	21	59	118	25	64	124	19

Rehabilitation - accretion and amortization	0	2	0	0	2	0	0	3	0

Royalties	0	17	0	0	16	0	0	15	0

Minesite exploration and evaluation costs	1	0	0	1	0	0	3	0	0

Minesite sustaining capital expenditures	7	62	2	6	102	3	4	85	2

Sustaining leases	2	0	0	2	1	1	1	1	0

All-in sustaining costs	74	225	23	68	239	29	72	228	21

Tonnes sold - attributable basis (thousands of tonnes)	10	26	6	9	25	8	10	30	6

Pounds sold - attributable basis (millions pounds)	21	57	13	19	55	19	21	67	13

Cost of sales per pound[a,b]	4.04	3.27	1.76	4.13	3.15	1.67	3.86	2.48	1.72

C1 cash costs per pound[a]	2.99	2.53	1.54	3.12	2.14	1.34	2.99	1.86	1.45

All-in sustaining costs per pound[a]	3.45	3.94	1.76	3.55	4.36	1.53	3.39	3.41	1.64

BARRICK THIRD QUARTER 2024	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)					For the nine months ended

	9/30/24			9/30/23

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	246	527	81	253	517	73

Depreciation/amortization	(62)	(190)	(16)	(57)	(173)	(16)

Treatment and refinement charges	0	93	18	0	122	18

Less: royalties	0	(45)	0	0	(46)	0

By-product credits	0	0	(14)	(1)	0	(13)

Other	0	0	0	0	0	0

C1 cash costs	184	385	69	195	420	62

Rehabilitation - accretion and amortization	0	6	0	0	7	0

Royalties	0	45	0	0	46	0

Minesite exploration and evaluation costs	2	0	0	7	0	0

Minesite sustaining capital expenditures	18	239	8	21	155	6

Sustaining leases	5	1	1	4	2	3

All-in sustaining costs	209	676	78	227	630	71

Tonnes sold - attributable basis (thousands of tonnes)	28	73	22	30	81	21

Pounds sold - attributable basis (millions pounds)	61	161	48	66	179	46

Cost of sales per pound[a,b]	4.04	3.27	1.68	3.82	2.89	1.61

C1 cash cost per pound[a]	3.02	2.39	1.40	2.95	2.35	1.36

All-in sustaining costs per pound[a]	3.42	4.20	1.60	3.44	3.52	1.55

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Starting with our Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

BARRICK THIRD QUARTER 2024	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the nine months ended
	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23

Net earnings	780	634	585	1,901	1,356

Income tax expense	245	407	218	826	687

Finance costs, net[a]	59	28	30	97	90

Depreciation	477	480	504	1,431	1,479

EBITDA	1,561	1,549	1,337	4,255	3,612

Impairment charges of non-current assets[b]	2	1	0	20	23

Acquisition/disposition gains	(1)	(5)	(4)	(7)	(10)

Loss on currency translation	4	5	30	21	56

Other expense (income) adjustments[c]	97	48	(5)	136	55

Income tax expense, net finance costs[a], and depreciation from equity investees	110	119	106	331	279

Adjusted EBITDA	1,773	1,717	1,464	4,756	4,015

Non-controlling Interests	(481)	(428)	(393)	(1,268)	(1,096)

Attributable EBITDA	1,292	1,289	1,071	3,488	2,919

Revenues - as adjusted[d]	2,806	2,658	2,363	7,686	6,897

Attributable EBITDA margin[e]	46%	48%	45%	45%	42%
				As at 9/30/24	As at 12/31/23

Net leverage[f]				0.1:1	0.1:1

a.	Finance costs exclude accretion.
b.	The net impairment charges for YTD 2024 and 2023 relate to miscellaneous assets.
c.

For Q3 2024, other expense adjustments mainly relate to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership, and changes in the discount rate assumptions on our closed mine rehabilitation provision, combined with a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. YTD 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024. Other expense adjustments for YTD 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera, and the $30 million accrual relating to the expansion of education infrastructure in Tanzania, also pursuant to the Twiga partnership.

d.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 62 of this MD&A.
e.	Represents attributable EBITDA divided by revenues - as adjusted.
f.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Reconciliation of Income to EBITDA by operating site

($ millions)								For the three months ended 9/30/24

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	186	98	61	383	98	161	73	74	36	26

Depreciation	43	34	29	117	46	53	35	19	13	60

EBITDA	229	132	90	500	144	214	108	93	49	86

								For the three months ended 6/30/24

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	187	96	51	363	54	156	84	35	45	37

Depreciation	49	35	25	121	39	50	36	15	13	70

EBITDA	236	131	76	484	93	206	120	50	58	107

								For the three months ended 9/30/23

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	174	87	49	314	31	111	72	37	33	32

Depreciation	51	54	28	146	39	45	44	14	13	69

EBITDA	225	141	77	460	70	156	116	51	46	101

($ millions)								For the nine months ended 9/30/2024

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	520	286	134	1,042	196	433	221	124	109	56

Depreciation	143	115	77	370	122	156	99	49	39	190

EBITDA	663	401	211	1,412	318	589	320	173	148	246

BARRICK THIRD QUARTER 2024	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)								For the nine months ended 9/30/2023

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	409	231	124	790	138	306	165	127	91	20

Depreciation	146	151	85	424	114	150	110	46	39	172

EBITDA	555	382	209	1,214	252	456	275	173	130	192

a.	Includes Goldrush.
b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended

	9/30/24	6/30/24	9/30/23	9/30/24	6/30/24	9/30/23	9/30/24	9/30/23	9/30/24	9/30/23

Sales	3,097	2,868	2,588	213	219	209	8,493	7,583	595	569

Sales applicable to non-controlling interests	(930)	(850)	(797)	0	0	0	(2,575)	(2,307)	0	0

Sales applicable to equity method investments[a,b]	241	217	187	141	161	126	609	484	438	419

Sales applicable to sites in closure or care and maintenance[c]	(2)	(3)	(4)	0	0	0	(7)	(13)	0	0

Treatment and refinement charges	7	8	7	39	38	47	22	22	111	140

Revenues – as adjusted	2,413	2,240	1,981	393	418	382	6,542	5,769	1,144	1,128

Ounces/pounds sold (000s ounces/millions pounds)[c]	967	956	1,027	91	93	101	2,833	2,982	270	291

Realized gold/copper price per ounce/pound[d]	2,494	2,344	1,928	4.27	4.53	3.78	2,309	1,934	4.23	3.88

a.

Represents sales of $193 million and $533 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $189 million; Q3 2023: $187 million; YTD 2023: $484 million) applicable to our 45% equity method investment in Kibali and $48 million and $76 million, respectively (Q2 2024: $28 million; Q3 2023: $nil; YTD 2023: $nil, respectively) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $91 million and $260 million, respectively, for Q3 2024 and YTD 2024 (Q2 2024: $89 million; Q3 2023: $82 million; YTD 2023: $261 million) applicable to our 50% equity method investment in Zaldívar and $55 million and $196 million, respectively (Q2 2024: $79 million; Q3 2023: $49 million; YTD 2023: $176 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

[b].	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2024	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 46 to 62 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5 million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

[6]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

[7]	Fourmile Significant Intercepts[a]

Drill Results from Q3 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

FM23-189D	40	(76)	1219.5-1227.12	7.6	23.73

FM24-190D	270	(81)	842.8-869.6	26.8	10.43

			880.4-892.8	12.3	20.11

			898.2-899.8	1.5	4.46

			916.5-918.4	1.8	5.38

FM24-191D	284	(80)	845.8-847.5	1.7	5.13

			851.8-855.9	4.1	13.22

			903.6-904.8	1.2	81.9

			936.3-952.2	15.8	39.92

FM24-192D	80	(69)	633.8-644.3	10.5	15.17

FM24-193D	80	(64)	644.2-645.3	1.1	5.63

		(69)	824.6-837.7	13.1	42.97

FM24-194D	76	(68.5)	640.1-643.7	3.7	11.02

			838.0-878.3	43.3	29.32

FM24-195D	110	(80)	748.1-757.3	9.1	7.54

			887.1-898.4	11.3	22.72

FM24-196D	150	(70)	941.7-946.7	5	45.47

BARRICK THIRD QUARTER 2024	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			1016.7-1017.7	1.1	5.67

			1019.3-1022.9	3.7	4.59

			1033.0-1041.5	8.5	5.33

FM24-198D	80	(70)	729.7-741.3	11.6	14.81

			946.7-949.8	3	15.9

			997.9-999.1	1.2	21.4

FM24-199D	114	(61)	732.6-735.1	2.5	24.82

			736.4-737.9	1.5	4.41

			743.6-753.0	9.4	11.15

			923.8-925.4	1.5	3.57

			926.6-928.1	1.5	9.17

			961.0-962.3	1.2	28.2

FM24-200D	55	(66)	735.9-745.7	9.8	10.21

FM24-201D	64	(76)	678.9-680.6	1.7	6.21

			682.1-685.2	3	3.73

			705.8-714.0	8.2	5.91

FM24-202D	109	(62)	660.2-662.5	2.3	11.74

FM24-204DW1	36	(65)	752.2-753.2	0.9	4.67

			759.9-771.9	12	9.14

			942.5-954.8	12.3	41.46

FM24-205D	101	(74)	767.0-768.7	1.7	3.45

			776.9-780.9	4	9.55

			927.0-929.6	2.6	40.19

FM24-206D	22	(72)	730.8-737.0	6.2	8.98

FM24-207D	102	(81)	722.1-723.3	1.2	5.28

			727.9-738.1	10.2	17.54

			779.5-784.6	5	23.5

			789.0-790.0	1.1	9.74

			792.9-793.9	0.9	8.04

			803.5-805.1	1.7	16.25

			837.3-840.6	3.4	32.13

FM24-209D	50	(82)	1000.5-1004.5	4	32.17

			1031.3-1038.3	7	16.37

			1044.2-1045.8	1.5	5.9

			1048.4-1051.0	2.6	41.44

			1053.1-1069.4	16.3	47.07

FM24-212D	149	(80)	1216.3-1217.7	1.4	32.8

			1231.4-1233.1	1.7	8.32

FM24-216D	179	(79)	984.0-985.4	1.4	8.21

			989.7-991.2	1.5	3.42

			1246.0-1252.9	6.9	24.36

			1309.6-1311.2	1.7	5.63

FM24-225D	66	(66)	1171.3-1172.9	1.5	22.1

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution is less than 20% total width.
b.	Fourmile drill hole nomenclature: Project area FM: Fourmile, followed by the year (24 for 2024) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Fourmile conform to industry accepted quality control methods.

[8]	See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

[9]	Indicative gold and copper recovered production profile from Reko Diq is conceptual in nature and subject to change following completion of the updated feasibility study.

[10]	Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the feasibility study.

BARRICK THIRD QUARTER 2024	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[11]	Greater Leeville Significant Intercepts

Drill Results from Q3 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[d]	Ag (g/t)

NTC-240013	260	(55)	83.8-92.9	9.1	5.7	8.51

			175.3-178.3	3.0	2.9	8.07

			267.6-271.0	3.4	2.4	16.76

NTC-24005	77	(36)	228.6-231.6	3.0	2.0	5.52

NTC-24011	309	(42)	120.7-159.3	38.6	14.5	9.21

			165.9-212.4	46.5	15.9	7.15

NTC-24015	230	(36)	102.7-125.9	23.2	11.6	13.61

NTC-24017	135	(45)	149.4-152.4	3.0	2.4	4.91

NTC-24023	250	(54)	89.3-111.6	22.3	15.8	7.37

NTC-24016	201	(34)	77.1-80.1	3.0	1.4	8.25

			105.8-140.8	34.7	21.4	19.97

			187.1-198.2	11.1	4.7	9.50

NTC-24018	63	(72)	147.5-160.3	12.8	12.8	5.57

			163.9-176.4	12.5	12.5	11.36

NTC-24014	250	(39)	104.9-150.9	46	14.2	13.69

			157.9-169.8	11.9	3.3	20.9

			178.9-183.2	4.3	1.5	22.32

NTC-24019	17	(86)	129.2-150.9	21.6	20.0	10.59

			187.8-199.6	11.9	11.7	4.47

NLC-24001	87	(19)	239.6-242.6	3.0		8.37

			257.4-262.7	5.3		8.40

			301.7-312.4	10.7		4.38

			364.4-367.6	3.2		4.68

			375.2-378.2	3.0		4.52

NLC-24004B	279	(22)	197.8-246.3	48.5		15.00

			258.9-294.6	35.7		20.97

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 2.4 meters; internal dilution is less than 20% total width.
b.

Carlin Trend drill hole nomenclature: Project area (NTC - North Turf Core, HSC - Horsham Underground Core, HSX - Horsham Surface Core; RKU - Rita K Core, NLC - North Leeville/Fallon Core) followed by the year (24 for 2024) then hole number.

c.

True width (TW) for NTC and HSC drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for HSX and RKU drillholes is uncertain at this stage.

d.	True intercepts not calculated at this time.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by independent laboratories, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Leeville conform to industry accepted quality control methods.

[12]	Cortez Hanson Significant Intercepts[a]

Drill Results from Q3 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CMX-23018	260	(62)	444.4-477.6	33.2	18.42

CMX-24012	241	(27)	471.5-478.2	6.7	24.74

			531.9-533.4	1.5	3.99

			543.2-544.4	1.2	3.60

			546.8-548.2	1.4	3.84

			560.8-562.4	1.5	3.84

CMX-24014	251	(25)	456.3-458.1	1.8	6.50

			480.1-483.1	3.0	4.19

			668-669.2	1.2	3.53

			670.3-671.5	1.2	4.90

CMX-24016	246	(32)	498-499.3	1.2	4.30

			509-510.5	1.5	4.08

a.	All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.2 meters; internal dilution is less than 20% total width.
b.	Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (23 for 2023, 24 for 2024) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent

BARRICK THIRD QUARTER 2024	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.

[13]	Swift Significant Intercepts[a]

Drill Results from Q3 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

SW21-001	098	(68)	14.6-17.7	3.0	1.11

SW22-002	273	(84)	568.6-572.1	3.5	1.08

			696.5-698.0	1.1	1.51

SW22-003	270	(69)	607.2-609.9	2.7	1.10

			813.8-816.9	3.0	1.27

			850.2-583.6	3.4	1.92

			988.2-989.7	1.5	1.24

SW22-004	269	(71)	724.5-727.5	3.0	2.27

SW23-005	252	(81)	No Significant Intercept

SW24-006	300	(70)	676.3-679.0	2.7	6.95	676.8-677.9	1.1	10.4

			728.6-730.0	1.4	2.16

			737.6-923.2	Assay Pending

a.	All intercepts calculated using a 1.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.	Swift drill hole nomenclature: Project area SW: Swift, followed by the year (21 for 2021) then hole number.
c.	True width of intercepts are uncertain at this stage.
d.	Included intervals calculated using a 7.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.

The drilling results for Swift contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Swift conform to industry accepted quality control methods.

[14]	Domo Negro, Veladero District, Argentina Significant Intercepts[a]

Drill Results from Q3 2024

						Including

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

DDH-DON-02[d]	342	(65)	24 - 28	4	110.9	26 - 27	1	419

a.	No internal dilution applied.
b.	Domo Negro drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (Domo Negro-DON) followed by hole number.
c.	True width of intercepts are estimated using the core axis and are uncertain at this stage.
d.	Drill method is diamond drilling.

The drilling results for Domo Negro contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Domo Negro conform to industry accepted quality control methods.

[15]	Loulo-Gounkoto Significant Intercepts[a]

Drill Results from Q3 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

BDH64	90	(55)	378.6-387.95	9.35	5.25	380.95 - 383	2.05	18.99

BDH64	90	(55)	391.9-394.6	2.7	0.97

BDH61	90	(58)	184.6-188	3.4	0.54

BDH65	90	(52)	371.85-376.55	4.7	0.96

BDH65	90	(52)	381.25-387.7	6.45	1.02

BNRC358	270	(53)	53-59	6	1.28

BNRC358	270	(53)	87-90	3	0.91

BNRC358	270	(53)	98-101	3	1.39

BNRC358	270	(53)	104-109	5	1.69

BNRC358	270	(53)	115-141	26	3.18	117 - 119	2	15.9

						134 - 137	3	5.4

BNRC358	270	(53)	142-145	3	1.96

BARRICK THIRD QUARTER 2024	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

BNRC358	270	(53)	189-194	5	1.22

BNRCDH359	270	(51)	51-53	2	1.14

BNRCDH359	270	(51)	77-82	5	1.15

BNRCDH359	270	(51)	87-91	4	0.79

BNRCDH359	270	(51)	94-98	4	3.33

BNRCDH359	270	(51)	121-132	11	2.57	123 - 125	2	8.71

BNRCDH359	270	(51)	133-143	10	1.44	137 - 139	2	3.52

BNRCDH359	270	(51)	169-199	30	1.95	179 - 183	4	4.18

BNRCDH359	270	(51)	202-208	6	1.11

BNRCDH359	270	(51)	213-215	2	1.00

BNRCDH359	270	(51)	277-302	25	3.57	277 - 284	7	9.25

BNRCDH359	270	(51)	306-320	14	2.49	308 - 312	4	5.13

BNRCDH359	270	(51)	329-332	3	0.92

BDH66	90	(50)	323.2-335.2	12	2.57	326 – 328.7	2.7	3.98

						330.5 – 335.2	4.7	2.99

BDH66	90	(50)	355.7-360.95	5.25	2.14

BDH66	90	(50)	362.5-378.7	16.2	3.19	372 – 376.6	4.6	8.76

BNRC371	90	(50)	168-173	5	2.09

BNRC371	90	(50)	179-181	2	1.53

BNRC371	90	(50)	239-241	2	2.04

BNRCDH361	270	(51)	25-46	21	4.23	26 – 29	3	7.92

						33 – 38	5	7.89

BKDH004	90	(50)	312.85-337.8	24.95	3.55	314.5 – 323.3	8.8	5.93

						325 – 327.5	2.5	7.41

BKDH004	90	(50)	374.65-378.45	3.8	1.39

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.

Loulo-Gounkoto drill hole nomeclature: prospect initial G (Gounkoto), B (Baboto), BN (Baboto North), BK (Barika), YA and Y (Yalea) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling), RCDH (Diamond Tail), then hole number.

c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS ANALABS Loulo. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

16 Tongon Significant Interceptsa

Drill Results from Q3 2024

						Including

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

JNRC016B	95	(50)	162 -167	5	1.21

JNRC017	95	(50)	114 - 116	2	0.76

JNRC018B	95	(50)	63 - 70	7	1.73

JNRC019	95	(50)	152 - 155	3	1.28

JNRC020	95	(50)	85 - 87	2	0.68

JNRC020	95	(50)	90 - 93	3	2.56

JNRC022	95	(50)	81 - 85	4	0.62

JNRC024	95	(50)	137 - 147	10	0.82

JNRC025	95	(50)	18 - 22	4	0.60

JNRC025	95	(50)	148 - 166	18	2.41

JNRC026	95	(50)	47 - 51	4	0.68

JNRC026	95	(50)	65 - 71	6	0.70

JNRC026	95	(50)	95 - 97	2	1.26

JNRC027	95	(50)	54 - 56	2	0.77

JNRC027	95	(50)	100 - 102	2	2.73

JNRC031	95	(50)	44 - 46	2	1.31

JNRC031	95	(50)	52 - 55	3	0.52

JNRC031	95	(50)	64 - 66	2	0.64

JNRC031	95	(50)	73 - 76	3	2.36

JNRC031	95	(50)	85 - 87	2	0.72

JNRC031	95	(50)	92 - 96	4	0.60

BARRICK THIRD QUARTER 2024	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

JNRC032	95	(50)	40 - 43	3	0.55

JNRC032	95	(50)	121 - 126	5	0.62

JNRC032	95	(50)	132 - 135	3	2.46

JNRC032	95	(50)	138 - 140	2	2.04

JNRC034	95	(50)	21 - 23	2	0.68

JNRC034	95	(50)	102 - 104	2	0.89

JNRC036	95	(50)	58 - 65	7	0.94

JNRC036	95	(50)	70 - 73	3	0.55

JNRC036	95	(50)	89 - 94	5	0.81

JNRC037	95	(50)	119 - 121	2	0.89

JNRC037	95	(50)	130 - 132	2	1.33

JNRC037	95	(50)	140 - 142	2	0.68

JNRC037	95	(50)	169 - 172	3	0.57

JNRC037	95	(50)	174 - 176	2	0.65

JNRC038	95	(50)	78 - 87	9	1.71

JNRC038	95	(50)	92 - 96	4	0.53

JNRC039	95	(50)	127 - 136	9	7.35	129-130	2	23.25

JNRC039	95	(50)	151 - 153	2	1.04

JNRC039	95	(50)	156 - 163	7	1.99

JNRC040	95	(50)	40 - 43	3	0.92

JNRC040	95	(50)	49 - 54	5	1.18

JNRC040	95	(50)	60 - 70	10	0.66

JNRC040	95	(50)	74 - 78	4	0.91

JNRC040	95	(50)	84 - 86	2	1.59

JNRC040	95	(50)	96 - 100	4	1.44

JNRC042	95	(50)	76 - 81	5	0.94

JNRC042	95	(50)	87 - 91	4	1.01

JNRC042	95	(50)	99 - 101	2	1.15

JNRC043	95	(50)	*4 - 8	4	0.73

JNRC043	95	(50)	*12 - 14	2	0.80

JNRC043	95	(50)	56 - 59	3	0.83

JNRC045	95	(50)	91 - 95	4	2.24

MTDH032	90	(50)	212.8 - 215	2.2	0.77

MTDH032	90	(50)	220 - 224	4	0.59

MTDH032	90	(50)	229 - 232.2	3.2	0.86

MTDH032	90	(50)	267 - 269	2	1.24

KKHRC014	270	(50)	102 - 105	3	0.84

KKHRC014	270	(50)	129 - 133	4	1.32

KKHRC014	270	(50)	157 - 164	7	0.62

KKHRC015	270	(50)	59 - 65	6	1.47

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.	Tongon drill hole nomenclature: License initial KKH (Korokaha), Target initial: JN (Jane), MT (Mercator), followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling).
c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 2.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.

The drilling results for the Tongon property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Tongon property conform to industry accepted quality control methods.

17 Kibali Significant Interceptsa

Drill Results from Q3 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[e]	Au (g/t)

RHDD0056	223.7	(69.62)	195.80 - 197.00	1.2	0.58

RHRC0217	225.82	(68.9)	121.00 - 141.00	20	4.64	126.00 - 132.00	6	9.1

						134.00 - 138.00	4	6.98

DDD609	138	(71.8)	192.80 - 195.90	3.1	2.04

			198.50 - 204.30	5.8	3.33

BARRICK THIRD QUARTER 2024	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

AWRC0012	172	(55)	57.00-60.00	3	1

AWRC0013	172	(55)	99.00-109.00	10	1.44	108-109	1	7.63

AWRC0014	165	(55)	68.00-76.00	8	2.75	69.00-71.00	2	3.98

						73.00-75.00	2	5.55

AWRC0017	165	(55)	99.00-109.00	5	0.86

AWRC0018	165	(55)	96.00-98.00	2	2.56	96.00-97.00	1	4.02

			100.00-103.00	5	0.88

AWRC0019	165	(55)	119.00-125.00	6	2	121.00-123.00	2	4.63

AWRC0020	165	(55)	24.00-27.00	3	1.69	24.00-26.00	2	2.29

			38.00-40.00	2	0.67

KCDU6417W5	121	(61)	665.40 - 710.20	44.8	4.23	682.95 - 687.85	4.9	8.72

						694.4 - 699.15	4.75	13.29

			719.62 - 772.00	52.38	1.30	726.00 - 733.00	7	5.17

KCDU7474A	115	(56)	645.89 - 723.00	77.11	1.88	651.40 - 655.00	3.6	6.43

						658.00 - 660.00	2	4.42

						674.62 - 677.00	2.38	4.87

						684.00 - 688.00	4	7.82

RHGC1585	228	(68)	126.00 - 156.00	30	5.12	126.00 - 140.00	14	6.08

						148.00 - 150.00	2	27.3

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial (KC=Durba (KCD); D=Durba (KCD); AW = Aindi Watsa; RH=Rhino/AIRBO), followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control), with no designation of the year. KCDU=KCD Underground.

c.	True width of intercepts are uncertain at this stage.
d.	Weighted average is calculated by fence using significant intercepts, over the strike length.
e.

All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2024	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

Revenue (notes 4 and 5)	$3,368	$2,862	$9,277	$8,338

Costs and expenses (income)

Cost of sales (notes 4 and 6)	2,051	1,915	5,966	5,793

General and administrative expenses	46	30	106	97

Exploration, evaluation and project expenses	104	86	296	258

Impairment charges (note 8b)	2	—	20	23

Loss on currency translation	4	30	21	56

Closed mine rehabilitation	59	(44)	48	(35)

Income from equity investees (note 11)	(51)	(68)	(214)	(179)

Other expense (note 8a)	46	58	143	128

Income before finance costs and income taxes	$1,107	$855	$2,891	$2,197

Finance costs, net	(82)	(52)	(164)	(154)

Income before income taxes	$1,025	$803	$2,727	$2,043

Income tax expense (note 9)	(245)	(218)	(826)	(687)

Net income	$780	$585	$1,901	$1,356

Attributable to:

Equity holders of Barrick Gold Corporation	$483	$368	$1,148	$793

Non-controlling interests (note 14)	$297	$217	$753	$563

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.28	$0.21	$0.65	$0.45

Diluted	$0.28	$0.21	$0.65	$0.45

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2024	70	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

Net income	$780	$585	$1,901	$1,356

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	—	1	—

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	—	—	(3)

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax $(1), $1, $nil and $nil	3	(12)	12	(17)

Total other comprehensive income (loss)	3	(12)	13	(20)

Total comprehensive income	$783	$573	$1,914	$1,336

Attributable to:

Equity holders of Barrick Gold Corporation	$486	$356	$1,161	$773

Non-controlling interests	$297	$217	$753	$563

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2024	71	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023

OPERATING ACTIVITIES

Net income	$780	$585	$1,901	$1,356

Adjustments for the following items:

Depreciation	477	504	1,431	1,479

Finance costs, net	82	52	164	154

Impairment charges (note 8b)	2	—	20	23

Income tax expense (note 9)	245	218	826	687

Income from equity investees (note 11)	(51)	(68)	(214)	(179)

Gain on sale of non-current assets	(1)	(4)	(7)	(10)

Loss on currency translation	4	30	21	56

Change in working capital (note 10)	(251)	(38)	(380)	(262)

Other operating activities (note 10)	45	(83)	(54)	(109)

Operating cash flows before interest and income taxes	1,332	1,196	3,708	3,195

Interest paid	(76)	(31)	(234)	(184)

Interest received	66	57	184	157

Income taxes paid[1]	(142)	(95)	(559)	(433)

Net cash provided by operating activities	1,180	1,127	3,099	2,735

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(736)	(768)	(2,283)	(2,225)

Sales proceeds	2	2	9	8

Investment sales	44	3	77	3

Funding of equity method investments (note 11)	—	—	(55)	—

Dividends received from equity method investments (note 11)	38	74	127	159

Shareholder loan repayments from equity method investments	49	—	139	5

Net cash used in investing activities	(603)	(689)	(1,986)	(2,050)

FINANCING ACTIVITIES

Lease repayments	(4)	(3)	(11)	(11)

Dividends	(174)	(175)	(524)	(524)

Share buyback program (note 13)	(95)	—	(144)	—

Funding from non-controlling interests (note 14)	32	13	84	23

Disbursements to non-controlling interests (note 14)	(142)	(175)	(432)	(399)

Pueblo Viejo JV partner shareholder loan	(4)	7	(6)	48

Net cash used in financing activities	(387)	(333)	(1,033)	(863)

Effect of exchange rate changes on cash and equivalents	(1)	(1)	(3)	(1)

Net increase (decrease) in cash and equivalents	189	104	77	(179)

Cash and equivalents at the beginning of period	4,036	4,157	4,148	4,440

Cash and equivalents at the end of period	$4,225	$4,261	$4,225	$4,261

[1]

Income taxes paid excludes $36 million (2023: $68 million) for the three months ended September 30, 2024 and $65 million (2023: $124 million) for the nine months ended September 30, 2024 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2024	72	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2024	As at December 31, 2023

ASSETS

Current assets

Cash and equivalents	$4,225	$4,148

Accounts receivable	684	693

Inventories	1,784	1,782

Other current assets	1,334	815

Total current assets	$8,027	$7,438

Non-current assets

Non-current portion of inventory	2,728	2,738

Equity in investees (note 11)	4,275	4,133

Property, plant and equipment	27,288	26,416

Intangible assets	148	149

Goodwill	3,581	3,581

Other assets	1,307	1,356

Total assets	$47,354	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,479	$1,503

Debt	13	11

Current income tax liabilities	479	303

Other current liabilities	1,058	539

Total current liabilities	$3,029	$2,356

Non-current liabilities

Debt	4,712	4,715

Provisions	2,032	2,058

Deferred income tax liabilities	3,479	3,439

Other liabilities	1,205	1,241

Total liabilities	$14,457	$13,809

Equity

Capital stock (note 13)	$27,996	$28,117

Deficit	(6,092)	(6,713)

Accumulated other comprehensive income	37	24

Other	1,890	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,831	$23,341

Non-controlling interests (note 14)	9,066	8,661

Total equity	$32,897	$32,002

Contingencies and commitments (notes 4 and 15)

Total liabilities and equity	$47,354	$45,811

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2024	73	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	1,148	—	—	1,148	753	1,901

Total other comprehensive income	—	—	—	13	—	13	—	13

Total comprehensive income	—	—	1,148	13	—	1,161	753	1,914

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	84	84

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(432)	(432)

Dividend reinvestment plan (note 13)	154	3	(3)	—	—	—	—	—

Share buyback program (note 13)	(7,675)	(124)	—	—	(23)	(147)	—	(147)

Total transactions with owners	(7,521)	(121)	(527)	—	(23)	(671)	(348)	(1,019)

At September 30, 2024	1,748,049	$27,996	($6,092)	$37	$1,890	$23,831	$9,066	$32,897

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	793	—	—	793	563	1,356

Total other comprehensive loss	—	—	—	(20)	—	(20)	—	(20)

Total comprehensive income (loss)	—	—	793	(20)	—	773	563	1,336

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests	—	—	—	—	—	—	23	23

Disbursements to non-controlling interests	—	—	—	—	—	—	(426)	(426)

Dividend reinvestment plan	173	3	(3)	—	—	—	—	—

Total transactions with owners	173	3	(527)	—	—	(524)	(403)	(927)

At September 30, 2023	1,755,523	$28,117	($7,016)	$6	$1,913	$23,020	$8,678	$31,698

[1]	Includes cumulative translation losses at September 30, 2024: $95 million (December 31, 2023: $95 million; September 30, 2023: $95 million).
[2]	Includes additional paid-in capital as at September 30, 2024: $1,852 million (December 31, 2023: $1,875 million; September 30, 2023: $1,875 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2024	74	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2023 (“2023 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 6, 2024.

b) New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements.

∎

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.

∎	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2023 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”) Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net increase of $71 million (2023: $69 million net decrease) to the PER at our minesites for the three months ended September 30, 2024 and a net decrease of $29 million (2023: $107 million net decrease) for the nine months ended September 30, 2024 primarily due to spending incurred during the year and an increase in the discount rate, partially offset by accretion.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Pascua-Lama

The Pascua-Lama project received $475 million as at September 30, 2024 (December 31, 2023: $472 million) in VAT refunds in Chile under the export incentive VAT regime relating to the development of the Chilean side of the project. Under the export incentive VAT regime, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. On September 11, 2024, the Minister of Economy, Development and Tourism issued an order to terminate the export incentive VAT regime with respect to the Chilean side of the project with immediate effect. We will now be required to repay the VAT refunds received under the export incentive VAT regime and subsequently recover it through the normal VAT regime, both of which are expected to occur in Q4 2024. As at September 30, 2024, we have recorded equal amounts of $475 million as an other current asset and an other current liability.

BARRICK THIRD QUARTER 2024	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

In addition, we have recorded $8 million in VAT recoverable in Argentina as at September 30, 2024 (December 31, 2023: $9 million) relating to the development of the Argentinean side of the project. This balance may not be fully recoverable if the project does not enter into production and is subject to foreign currency risk as the amount is recoverable in Argentine pesos.

c) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 15 for further details on contingencies.

4 ∎ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$759	$380	$69	$3	$1	$306

Cortez[2]	411	191	55	3	1	161

Turquoise Ridge[2]	313	162	46	2	1	102

Pueblo Viejo[2]	404	157	78	1	2	166

Loulo-Gounkoto[2]	422	146	66	1	6	203

Kibali	193	76	35	—	9	73

Lumwana	213	127	60	—	—	26

North Mara[2]	234	79	23	—	44	88

Bulyanhulu[2]	118	58	16	—	1	43

Other Mines[2]	515	270	57	2	(4)	190

Reportable segment total	$3,582	$1,646	$505	$12	$61	$1,358

Share of equity investees	(193)	(76)	(35)	—	(9)	(73)

Segment total	$3,389	$1,570	$470	$12	$52	$1,285

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$749	$375	$83	$6	$3	$282

Cortez[2]	422	185	88	5	2	142

Turquoise Ridge[2]	244	119	45	1	1	78

Pueblo Viejo[2]	257	130	65	1	2	59

Loulo-Gounkoto[2]	350	141	57	(2)	16	138

Kibali	187	68	44	—	3	72

Lumwana	209	97	69	9	2	32

North Mara[2]	137	71	17	—	4	45

Bulyanhulu[2]	108	52	16	—	1	39

Other Mines[2]	374	238	56	1	20	59

Reportable segment total	$3,037	$1,476	$540	$21	$54	$946

Share of equity investees	(187)	(68)	(44)	—	(3)	(72)

Segment total	$2,850	$1,408	$496	$21	$51	$874

BARRICK THIRD QUARTER 2024	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,241	$1,146	$232	$9	$7	$847

Cortez[2]	1,209	544	187	7	4	467

Turquoise Ridge[2]	792	442	125	5	1	219

Pueblo Viejo[2]	1,008	455	203	3	6	341

Loulo-Gounkoto[2]	1,187	421	195	1	28	542

Kibali	534	205	99	—	9	221

Lumwana	595	337	190	—	12	56

North Mara[2]	488	229	59	—	52	148

Bulyanhulu[2]	353	172	47	—	4	130

Other Mines[2]	1,427	781	169	8	7	462

Reportable segment total	$9,834	$4,732	$1,506	$33	$130	$3,433

Share of equity investees	(534)	(205)	(99)	—	(9)	(221)

Segment total	$9,300	$4,527	$1,407	$33	$121	$3,212

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,039	$1,109	$237	$21	$7	$665

Cortez[2]	1,206	567	246	12	5	376

Turquoise Ridge[2]	730	387	138	4	1	200

Pueblo Viejo[2]	806	367	189	3	6	241

Loulo-Gounkoto[2]	1,015	424	188	—	21	382

Kibali	486	204	110	—	7	165

Lumwana	569	344	172	26	7	20

North Mara[2]	444	207	55	—	30	152

Bulyanhulu[2]	338	166	47	—	18	107

Other Mines[2]	1,160	734	183	5	56	182

Reportable segment total	$8,793	$4,509	$1,565	$71	$158	$2,490

Share of equity investees	(486)	(204)	(110)	—	(7)	(165)

Segment total	$8,307	$4,305	$1,455	$71	$151	$2,325

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2024, accretion expense was $14 million (2023: $12 million) and for the nine months ended September 30, 2024, accretion expense was $41 million (2023: $36 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2024 for Nevada Gold Mines $631 million, $380 million, $246 million (2023: $592 million, $384 million, $201 million), Pueblo Viejo $162 million, $95 million, $68 million (2023: $105 million, $79 million, $25 million), Loulo-Gounkoto $84 million, $42 million, $41 million (2023: $70 million, $40 million, $28 million), North Mara and Bulyanhulu $56 million, $28 million, $20 million (2023: $39 million, $25 million, $12 million), and Tongon $9 million, $9 million, $nil (2023: $10 million, $8 million, $3 million) and for the nine months ended September 30, 2024 for Nevada Gold Mines $1,806 million, $1,130 million, $660 million (2023: $1,675 million, $1,153 million, $500 million), Pueblo Viejo $407 million, $263 million, $144 million (2023: $326 million, $222 million, $102 million), Loulo-Gounkoto $237 million, $123 million, $110 million (2023: $203 million, $123 million, $78 million), North Mara and Bulyanhulu $134 million, $81 million, $44 million (2023: $125 million, $76 million, $41 million) and Tongon $30 million, $27 million, $3 million (2023: $32 million, $24 million, $8 million), respectively.

BARRICK THIRD QUARTER 2024	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Segment income	$1,285	$874	$3,212	$2,325

Other revenue	(21)	12	(23)	31

Other cost of sales/amortization	(11)	(11)	(32)	(33)

Exploration, evaluation and project expenses not attributable to segments	(92)	(65)	(263)	(187)

General and administrative expenses	(46)	(30)	(106)	(97)

Other expense not attributable to segments	(7)	(19)	(62)	(15)

Impairment charges	(2)	—	(20)	(23)

Loss on currency translation	(4)	(30)	(21)	(56)

Closed mine rehabilitation	(59)	44	(48)	35

Income from equity investees	51	68	214	179

Finance costs, net (includes non-segment accretion)	(68)	(40)	(123)	(118)

Gain (loss) on non-hedge derivatives	(1)	—	(1)	2

Income before income taxes	$1,025	$803	$2,727	$2,043

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Carlin	$185	$169	$614	$432

Cortez	96	90	289	291

Turquoise Ridge	28	20	84	70

Pueblo Viejo	63	113	213	359

Loulo-Gounkoto	102	87	276	282

Kibali	29	17	90	61

Lumwana	79	102	272	226

North Mara	38	57	109	142

Bulyanhulu	39	27	100	70

Other Mines	67	53	181	168

Reportable segment total	$726	$735	$2,228	$2,101

Other items not allocated to segments	66	109	144	242

Total	$792	$844	$2,372	$2,343

Share of equity investees	(29)	(17)	(90)	(61)

Total	$763	$827	$2,282	$2,282

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2024, cash expenditures were $736 million (2023: $768 million) and the increase in accrued expenditures was $27 million (2023: $59 million increase). For the nine months ended September 30, 2024, cash expenditures were $2,283 million (2023: $2,225 million) and the decrease in accrued expenditures was $1 million (2023: $57 million increase).

Purchase Commitments

At September 30, 2024, we had purchase obligations for supplies and consumables of $1,734 million (December 31, 2023: $1,827 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $648 million at September 30, 2024 (December 31, 2023: $258 million).

BARRICK THIRD QUARTER 2024	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Revenue

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Gold sales

Spot market sales	$2,965	$2,509	$8,135	$7,325

Concentrate sales	127	80	339	254

Provisional pricing adjustments	5	(1)	19	4

	$3,097	$2,588	$8,493	$7,583

Copper sales

Concentrate sales	$204	$211	$586	$570

Provisional pricing adjustments	9	(2)	9	(1)

	$213	$209	$595	$569

Other sales[1]	58	65	189	186

Total	$3,368	$2,862	$9,277	$8,338

[1]	Revenues include the sale of by-products for our gold and copper mines.

6 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended September 30	2024	2023	2024	2023	2024	2023	2024	2023

Site operating costs[1,2]	$1,332	$1,208	$109	$81	$—	$5	$1,441	$1,294

Depreciation[1]	409	427	60	70	8	7	477	504

Royalty expense	106	90	17	15	—	—	123	105

Community relations	9	11	1	1	—	—	10	12

	$1,856	$1,736	$187	$167	$8	$12	$2,051	$1,915

	Gold		Copper		Other[3]		Total

For the nine months ended September 30	2024	2023	2024	2023	2024	2023	2024	2023

Site operating costs[1,2]	$3,878	$3,660	$288	$296	$—	$5	$4,166	$3,961

Depreciation[1]	1,217	1,285	191	173	23	21	1,431	1,479

Royalty expense	293	279	45	46	—	—	338	325

Community relations	28	26	3	2	—	—	31	28

	$5,416	$5,250	$527	$517	$23	$26	$5,966	$5,793

[1]

Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $5 million for the three months ended September 30, 2024 (2023: $13 million) and $38 million for the nine months ended September 30, 2024 (2023: $27 million).

[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

7 ∎ Earnings Per Share

	For the three months ended September 30				For the nine months ended September 30

	2024		2023		2024		2023

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$780	$780	$585	$585	$1,901	$1,901	$1,356	$1,356

Net income attributable to non-controlling interests	(297)	(297)	(217)	(217)	(753)	(753)	(563)	(563)

Net income attributable to equity holders of Barrick Gold Corporation	$483	$483	$368	$368	$1,148	$1,148	$793	$793

Weighted average shares outstanding	1,752	1,752	1,755	1,755	1,754	1,754	1,755	1,755

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.28	$0.28	$0.21	$0.21	$0.65	$0.65	$0.45	$0.45

BARRICK THIRD QUARTER 2024	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

8 ∎ Other Expense

a) Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Other expense:

Bank charges	$1	$1	$4	$2

Litigation	3	1	14	10

Loss on warrant investments at fair value through profit or loss (“FVPL”)	—	1	3	6

Porgera care and maintenance costs	—	19	—	49

Litigation accruals and settlements	—	20	—	20

Tanzania community relations projects[1]	40	—	40	30

Tax interest and penalties	1	—	62	—

Other	7	26	41	40

Total other expense	$52	$68	$164	$157

Other income:

Gain on sale of non-current assets	($1)	($4)	($7)	($10)

Loss (gain) on non-hedge derivatives	1	—	1	(2)

Interest income on other assets	(6)	(6)	(15)	(17)

Total other income	($6)	($10)	($21)	($29)

Total	$46	$58	$143	$128

[1]	2024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.

b) Impairment Charges

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Impairment charges of non-current assets	$2	$—	$20	$23

Total	$2	$—	$20	$23

9 ∎ Income Tax Expense

	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Current	$236	$147	$788	$575

Deferred	9	71	38	112

Total	$245	$218	$826	$687

Income tax expense was $826 million for the nine months ended September 30, 2024 (2023: $687 million). The unadjusted effective income tax rate for the nine months ended September 30, 2024 was 30% of income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2024 was 25% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of net impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of changes to uncertain tax positions; the impact of the community relations projects at Tanzania under the Twiga partnership; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax liabilities.

In the nine months ended September 30, 2024, a tax expense of $26 million (2023: $18 million tax expense) arose primarily from net translation losses on deferred tax balances in Argentina and Mali due to the weakening of the Argentine peso, partially offset by the strengthening of the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes

For the nine months ended September 30, 2024, we have recorded $36 million (2023: $47 million related to the United States) of dividend withholding taxes related to the undistributed and distributed earnings of our subsidiaries in the United States and Peru.

United States Tax Reform

In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.

In the third quarter of 2024, the US Treasury and IRS released proposed regulations detailing the application of CAMT. Some rules would apply to tax years ending after September 13, 2024, while the rest would generally apply to tax years ending after the final regulations are published. The official comment period ends December 12, 2024. We are awaiting the final regulations to be released thereafter.

For the nine months ended September 30, 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.

Pillar Two legislation in Canada has been enacted in the second quarter of 2024 and came into effect for fiscal years commencing on or after December 31, 2023. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.

In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Based on the analysis performed to date to assess our exposure to the recently enacted Pillar Two income taxes in Canada, we do not expect the impact of Pillar Two provisions to be material to the Company for 2024 although this assessment is ongoing.

BARRICK THIRD QUARTER 2024	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

10 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2024	2023	2024	2023

Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	$1	$—	$1	($2)

Loss on warrant investments at FVPL	—	1	3	6

Tanzania community relations projects[1]	37	(5)	37	25

Tax interest and penalties	1	—	62	—

Share-based compensation expense	50	15	68	40

Change in estimate of rehabilitation costs at closed mines	44	(53)	17	(59)

Inventory impairment charges	4	7	26	17

Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(6)	(6)	(22)	(23)

Change in other assets and liabilities	(33)	(3)	(76)	32

Settlement of share-based compensation	(4)	—	(50)	(29)

Settlement of rehabilitation obligations	(49)	(39)	(120)	(116)

Other operating activities	$45	($83)	($54)	($109)

Cash flow arising from changes in:

Accounts receivable	($107)	$41	($26)	$16

Inventory	(69)	(48)	(57)	(123)

Value added taxes receivable2, [3]	(66)	(101)	(217)	(195)

Other current assets[3]	6	32	(7)	61

Accounts payable	(11)	16	(61)	(32)

Other current liabilities	(4)	22	(12)	11

Change in working capital	($251)	($38)	($380)	($262)

[1]	2024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.
[2]

Excludes $36 million (2023: $68 million) for the three months ended September 30, 2024 and $65 million (2023: $124 million) for the nine months ended September 30, 2024 of VAT receivables that were settled against offsetting of income taxes payable and $21 million (2023: $44 million) for the three months ended September 30, 2024 and $29 million (2023: $142 million) for the nine months ended September 30, 2024 of VAT receivables that were settled against offsetting of other duties and liabilities.

[3]	2023 figures have been changed to present VAT receivables separately from other current assets.

11 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total

At January 1, 2023	$2,659	$382	$890	$—	$52	$3,983

Investment in equity accounting method investment	—	—	—	703	—	703

Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232

Dividends received from equity investees	(180)	(93)	—	—	—	(273)

Non-cash dividends received from equity investees	(505)	—	—	—	—	(505)

Shareholder loan repayment	—	—	—	—	(7)	(7)

At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133

Equity pick-up (loss) from equity investees	90	86	8	31	(1)	214

Funds invested	—	—	—	55	—	55

Dividends received from equity investees	(44)	(82)	—	—	(1)	(127)

At September 30, 2024	$2,165	$395	$882	$789	$44	$4,275

BARRICK THIRD QUARTER 2024	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$62	$—	$—	$62

Receivables from provisional copper and gold sales	—	201	—	201

	$62	$201	$—	$263

[1]	Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	As at September 30, 2024		As at December 31, 2023

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$723	$723	$807	$807

Other investments[2]	62	62	131	131

	$785	$785	$938	$938

Financial liabilities

Debt[3]	$4,725	$5,131	$4,726	$5,107

Other liabilities	1,097	1,097	574	574

	$5,822	$6,228	$5,300	$5,681

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2023 Annual Financial Statements and have been consistently applied in these interim financial statements.

13 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,748,048,766 common shares as at September 30, 2024). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 154,212 common shares issued to shareholders for the nine months ended September 30, 2024.

c) Share Buyback Program

At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the nine months ended September 30, 2024, Barrick purchased 7.68 million common shares for a total of $147 million under this program.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

14 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total

NCI in subsidiary at September 30, 2024	38.5%	40%	16%	20%	10.3%	50%	Various

At January 1, 2023	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518

Share of income (loss)	548	63	25	69	7	(31)	—	681

Cash contributed	—	—	—	—	—	40	—	40

Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)

At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661

Share of income (loss)	618	76	28	75	3	(47)	—	753

Cash contributed	—	—	—	—	—	84	—	84

Disbursements	(371)	(28)	—	(33)	—	—	—	(432)

At September 30, 2024	$6,409	$1,191	$350	$802	$19	$375	($80)	$9,066

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

BARRICK THIRD QUARTER 2024	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2023 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2023 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2023 Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama — Proposed Canadian Securities Class Actions

In the Quebec proceeding, the Plaintiff filed his Originating Application, (which is the Quebec equivalent of a Statement of Claim), on February 22, 2024. Barrick filed its formal appearance on March 8, 2024. The Company brought an application to strike portions of the Originating Application and for particulars in respect of certain allegations made in the Originating Application. That application is expected to be heard in November 2024.

In the Ontario case, the Plaintiffs’ application for leave to appeal to the Supreme Court of Canada from the February 13, 2024 decision of the Court of Appeal was dismissed on September 26, 2024. The case will now revert to the Ontario Superior Court of Justice for consideration of the Plaintiffs’ motion for class certification.

Veladero –- Operational Incidents and Associated Proceedings

On February 22, 2024, the Supreme Court of San Juan Province rejected the legal action brought by Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”) in September 2017 to challenge certain aspects of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2015 incident. MAS did not appeal this decision and the matter is now closed and will be removed from future disclosures.

On March 14, 2024, MAS withdrew its appeal of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2016 and March 2017 incidents. This matter is now closed and will be removed from future disclosures.

Veladero –- Federal Amparo Action

On June 28, 2024, the Federal Court rejected the National Minister of Environment’s request for, among other things, an interim injunction requiring the cessation and/or suspension of activities at the Veladero mine. On August 27, 2024, the Federal Chamber of Appeals denied the National Minister’s appeal and affirmed the Federal Court’s ruling.

On September 10, 2024, the National Minister sought leave from the Federal Chamber of Appeals to file an extraordinary appeal to the Federal Supreme Court. The request for leave was denied on October 10, 2024. On October 16, 2024, the National Minister sought leave to appeal directly from the Federal Supreme Court.

The Federal Amparo Action, which commenced in April 2017 and seeks an order requiring MAS to implement certain remedial, environmental and safety measures at the Veladero mine, will continue at the Federal Court while the Federal Supreme Court considers whether to hear the appeal of the denial of the interim injunction.

Veladero — Tax Assessment and Criminal Charges

On February 27, 2024, the Court of Cassation rejected the appeal brought by the Argentinean Federal Tax Authority (“AFIP”), upholding the Court of Appeals’ dismissal of the criminal charges against the MAS directors. AFIP did not appeal this decision and this matter is now closed.

On July 31, 2024, the AFIP issued two resolutions against MAS purporting to apply penalties in connection with the Tax Assessment equal to 100% of the principal tax amount in dispute of ARS 543 million (or approximately $560,000 at the prevailing exchange rate on September 30, 2024) (the “Additional Tax Assessments”).

On August 21, 2024, MAS appealed the Additional Tax Assessments to the Federal Tax Court.

The Company believes that both the original Tax Assessments and the Additional Tax Assessments are without merit and intends to pursue the proceedings vigorously. As this matter is no longer material, it will be removed from future disclosures.

Writ of Kalikasan

On February 14, 2024, the Court issued a Resolution confirming that the suspension of the proceeding will be extended and that the various motions that remain pending will be held in abeyance for six months, until August 13, 2024. On August 29, 2024, the Court extended the suspension until November 13, 2024.

North Mara — Ontario Litigation

In February 2024, an additional action was commenced against the Company in the Ontario Superior Court of Justice on behalf of different named plaintiffs in respect of alleged security-related incidents said to have occurred in the vicinity of the North Mara mine. The Statement of Claim in this second action is substantially similar to the Statement of Claim issued in November 2022.

Barrick moved to dismiss or permanently stay this action on the basis that the Ontario courts do not have jurisdiction or, alternatively, on the basis that the matters at issue should be adjudicated in Tanzania. This motion, along with a parallel motion to dismiss or permanently stay the initial action commenced in November 2022, was heard by the Ontario Superior Court of Justice in October 2024. The Court reserved its decision.

Loulo-Gounkoto Tax Dispute — VAT Credit Offsets

The 6-month stay of enforcement of the tax collection notices expired in June 2024. The Company is continuing to engage with the Malian tax authority with respect to this matter and has requested that the stay be extended for so long as those discussions remain ongoing. See “Loulo-Gounkoto Mining Convention Negotiations” below.

Loulo-Gounkoto Mining Convention Negotiations

Following discussions between Barrick and the Government of Mali on September 30, 2024 on a negotiation framework to achieve a global resolution of their ongoing disputes, Barrick has continued its engagement with the Government of Mali to find a global settlement. In early October, Barrick

BARRICK THIRD QUARTER 2024	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

made a payment of CFA 50 billion (US$ 85 million) to support the Government’s immediate liquidity requirements. Since then it has continued negotiations on the terms of a Memorandum of Agreement to settle the outstanding disputes. While engagement with the Government of Mali is ongoing, the parties have not yet been able to reach agreement on the terms of the Memorandum of Agreement. Barrick remains committed to resolving its disputes with the Government of Mali, but there can be no assurance that the parties will reach a settlement on the terms proposed by Barrick or at all. On October 24, 2024, Barrick issued a press release reiterating its commitment to finding a mutually acceptable solution to the current impasse and to act in the interest of all stakeholders.

No amounts have been recorded for any potential settlement in respect of this matter, as the Company cannot reasonably predict the outcome.

Zaldívar Chilean Tax Assessments

In September 2024, Compañía Minera Zaldívar Ltda. (CMZ), Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, and the Chilean IRS jointly filed two applications with the Chilean Judiciary to seek approval to settle the litigation associated with the Zaldívar Tax Assessments and related claims. The Courts have since approved the settlement proposals submitted by the parties. While the details and timing of the settlement payments are not finalized, the Company recorded an estimated amount for the potential liability arising from this matter in the Q2 2024 interim financial statements and these payments are expected to be made in Q4 2024.

Zaldívar Water Claims

Additional Court-ordered evidentiary measures were completed on March 1, 2024, and the evidentiary record is now closed. A decision from the Court is pending. The parties have continued to engage in settlement discussions and on October 24, 2024, a joint settlement proposal was filed with the Court. Court approval of the proposal is pending.

BARRICK THIRD QUARTER 2024	84	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “ramp-up”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “in progress”; “continue”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the fourth quarter of 2024 and ability to deliver within the range of its full year gold and copper guidance; potential impacts to our 2025 production at Pueblo Viejo, Turquoise Ridge and Carlin; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Donlin Gold, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM, Loulo-Gounkoto and Kibali, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production and production levels for Goldrush, Reko Diq and the Lumwana Super Pit; Barrick’s global exploration strategy and planned exploration activities, including our plans and anticipated timelines for commencement and completion of drilling at our existing exploration projects; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex, including ongoing discussions with the Government of Mali in respect of a global settlement of their ongoing disputes; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance matters, including climate change, GHG emissions reduction targets, safety performance and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of VAT refunds received in Chile in connection with the Pascua Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.